SHUN TAK

Shun Tak Holdings Limited
Penthouse 39/F, West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel.: 2859 3111 Fax: 2857 7181

02 DEC 19 AM 3:03

10th December, 2002

02060624

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3–4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b) (iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Mr. Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

PROCESSED
DEC 3 0 2002
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

Daisy Ho
Director

12/20

Encl.

C:\Co Sec\Green\BankNY.DOC

File No. 82-3357

Annex A to Letter to the SEC
dated 10th December 2002 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: _____ Annual Report, Audited Accounts and Auditors' Report Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Half Yearly Report and Preliminary Announcement Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: ________________	___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___
Title: Notification of Change in Registered Office Date: ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___

Title: Notification of Changes in Rights attaching to Securities
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notifications of Material Events to Keep Market Fully Informed
Date: ________________ ___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of "Notifiable Transactions"
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Meetings of Board of Directors at which:
(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses
is to be approved for publication
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Reasons for Allotment of Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Repurchases of Company's Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Circular Sent to Shareholders
Date: 2nd December 2002
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) X

Title: Notification of Winding Up Proceedings (or Similar Actions)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Annual General Meetings
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Filing of Annual Return
Date: ________________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Prospectus
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)
Date: ________________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Notification of All Changes to Memorandum and Articles of Association
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Board Approvals for:
(i) decision to make or recommend declaration of distribution to security holders;
(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected
(iii) preliminary announcements of profits or losses;
(iv) proposed changes to capital structure, including redemption of securities;
(v) changes to general character of nature of business
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Issue of Securities under Authority of General Mandate (<u>i.e.</u>, Placements)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Individual substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Title: Corporate substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Other:

Title: Press announcement

Date: 20th November 2002

Entity requiring item: X

MMG00813

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of the Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant, or other adviser.

If you have sold or transferred all your shares in Shun Tak Holdings Limited, you should at once hand the Circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was affected for transmission to the purchaser or the transferee.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

Financial Adviser

PLATINUM
Securities

Independent Financial Adviser

KIM ENG
CAPITAL

Kim Eng Capital (Hong Kong) Limited

A letter from the Independent Board Committee is set out on page 14 of the Circular. A letter from Kim Eng Capital containing its advice to the Independent Board Committee is set out on pages 15 to 22 of the Circular.

A notice convening the Extraordinary General Meeting of Shun Tak Holdings Limited to be held at the Boardroom, Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, 19th December 2002 at 3:00 p.m. is set out on pages 33 to 34 of the Circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

2nd December 2002

CONTENTS

In the Circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement dated 20th November 2002 made by the Company in respect of the formation of the Joint Ventures;
"associate(s)"	have the same meaning as defined in the Listing Rules;
"Board"	board of Directors of the Company;
"Circular"	the circular to Shareholders issued by the Company dated 2nd December 2002;
"Company"	Shun Tak Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on the Stock Exchange;
"Director(s)"	director(s) of the Company;
"Dr. Cheng"	Dr. Cheng Yu Tung, a Director;
"Dr. Ho"	Dr. Stanley Ho, a Director, a substantial shareholder of the Company and the Executive Chairman of the Group;
"Extraordinary General Meeting"	an extraordinary general meeting of Shareholders to be convened to consider and, if thought fit, approve the Joint Ventures;
"FEHC"	Far East Hydrofoil Co., Ltd., a company incorporated in Hong Kong and a wholly-owned subsidiary of STCTS;
"Franchise"	the Macau shipping franchise dated 19th March 2002 and held by STDM;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Board Committee"	the independent committee of the Board, comprising the independent non-executive Directors, namely, Sir Roger Lobo and Mr. Robert Kwan, formed to advise the Independent Shareholders in respect of the formation of the Joint Ventures;

"Independent Financial Adviser" or "Kim Eng Capital"	Kim Eng Capital (Hong Kong) Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), the independent financial adviser to the Independent Board Committee in respect of the formation of the Joint Ventures;
"Independent Shareholders"	Shareholders other than Dr. Ho, Shun Tak Shipping, Dr. Cheng, Mrs. Lousie Mok and Ms. Pansy Ho and/or their respective associates;
"Joint Ventures"	the Shipping Joint Venture and the Macau Land Joint Venture collectively;
"Latest Practicable Date"	29th November 2002, being the latest practicable date before the date of the Circular for ascertaining certain information in the Circular;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Macau"	The Macau Special Administrative Region of the People's Republic of China;
"Macau Land"	a 99,000 square metre hotel and commercial site in Taipa, Macau;
"Macau Land Agreement"	the conditional agreement for the establishment of the Macau Land Joint Venture by the purchase by STDM from Many Glory Limited of 20% of the STCSG Shares and, the assignment of 20% of the total outstanding shareholders loan of HK$500 million as at the Latest Practicable Date;
"Macau Land Joint Venture"	the joint venture in respect of the Macau Land pursuant to the Macau Land Agreement;
"Many Glory Limited"	a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company;
"MOP"	Macau Pataca, the lawful currency of Macau;
"Mrs. Louise Mok"	a Director;
"Ms. Pansy Ho"	a Director and the Managing Director of the Company;
"Newco"	the company to be established as the Shipping Joint Venture company;

"Newco Shares"	share(s) of US$1.00 each in the share capital of Newco;
"Platinum"	Platinum Securities Company Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), the financial adviser to the Company in respect of the formation of the Joint Ventures;
"Share(s)"	ordinary share(s) of HK$0.25 each in the Company;
"Shareholders"	shareholders of the Company;
"Shipping Joint Venture"	the proposed establishment of Newco by STF and STDM as described in the Circular;
"Shipping Joint Venture Agreement"	the conditional agreement for the establishment of the Shipping Joint Venture between STF and STDM;
"Shun Tak Shipping"	Shun Tak Shipping Company, Limited, a private company incorporated in Hong Kong and a substantial shareholder of the Company;
"SJM"	Sociedade de Jogos de Macau, S.A., a private company incorporated in Macau and an indirect non-wholly owned (80% equity interest) subsidiary of STDM;
"STCSG"	Shun Tak Creative Services Group Limited, a private company incorporated in Macau and a wholly-owned subsidiary of the Company, which owns the Macau Land;
"STCSG Shares"	10,000 shares of MOP 100.00 each in the share capital of STCSG presently held by Many Glory Limited;
"STCTS"	Shun Tak-China Travel Shipping Investments Ltd., a private company incorporated in the British Virgin Islands and an indirect non-wholly owned (71% equity interest) subsidiary of the Company;
"STCTS Group"	STCTS and its subsidiaries;
"STCTS Shares"	7,100 shares of US$1.00 each in the share capital of STCTS presently held by STF, representing 71% of its issued share capital;
"STDM"	Sociedade de Turismo e Diversões de Macau, S.A.R.L., a private company incorporated in Macau;

"STDM Shares"	9,204 shares of MOP 1,000 each in the share capital of STDM presently held by STDM in treasury, representing approximately 10.8% of the issued share capital in STDM;
"STF"	Shun Tak Ferries Ltd., a private company incorporated in Hong Kong and a wholly-owned subsidiary of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Valuation Report"	the valuation report dated 2nd December 2002 by the Valuer of the Macau Land;
"Valuer" or "Chesterton Petty"	Chesterton Petty Limited, an independent firm of property valuers; and
"%"	percentage.

Unless otherwise specified, the conversion of Macau Pataca into Hong Kong dollars is based on the exchange rate of MOP 1.03 = HK$1.00.

Such transactions should not be construed as a representation that the amounts in question have been, could have been or could be converted at any particular rate or at all.

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Dr. Cheng Yu Tung
Mrs. Mok Ho Yuen Wing, Louise
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho

Independent non-executive Directors:
Sir Roger Lobo
Mr. Robert Kwan

Registered office:
Penthouse
39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

2nd December 2002

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

INTRODUCTION

It was announced on 20th November 2002 that the Group had, on 14th November 2002, executed the Macau Land Agreement and the Shipping Joint Venture Agreement with STDM to establish the Macau Land Joint Venture and the Shipping Joint Venture, respectively. The effective date of the Shipping Joint Venture Agreement is 31st October 2002.

The aggregate consideration under the Macau Land Agreement and the Shipping Joint Venture Agreement amounts to more than 15% but less than 50% of the latest published consolidated net tangible assets of the Company as at 30th June 2002 and hence the formation of the Joint Ventures constitutes discloseable transactions under the Listing Rules.

The Company currently holds a 5% shareholding in STDM. The connected persons, being Dr. Ho and Dr. Cheng, have equity interests in, as well as being directors of, STDM. By virtue of the interests of each of Dr. Ho and Dr. Cheng in STDM, STDM is regarded as a connected person of the Company under the Listing Rules.

Accordingly, the formation of the Joint Ventures constitutes discloseable and connected transactions under the Listing Rules. Completion of the Macau Land Agreement and the Shipping Joint Venture Agreement will be subject to, amongst others, approval by the Independent Shareholders in the Extraordinary General Meeting.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the formation of the Joint Ventures. Kim Eng Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee in respect of the formation the Joint Ventures.

The purpose of the Circular is to give you further information regarding the formation of the Joint Ventures, to set out the advice of the Independent Board Committee to the Independent Shareholders and the advice of Kim Eng Capital to the Independent Board Committee in respect of the formation of the Joint Ventures, and to give you notice of the Extraordinary General Meeting at which resolutions will be proposed to approve the formation of the Joint Ventures.

THE SHIPPING JOINT VENTURE

Date

As of and with effect from 31st October 2002 (signed by the Company on 14th November 2002).

Parties

STF
STDM

Description of the transaction

Pursuant to the Shipping Joint Venture, STF and STDM have conditionally agreed to subscribe for 60% and 40%, respectively, of the issued share capital of Newco which will, upon completion of the Shipping Joint Venture, become the immediate holding company of the STCTS Group and hold approximately 10.8% equity interest in STDM. Newco will be a 60% owned subsidiary of the Company, and STCTS will continue to be an indirect non-wholly owned subsidiary of the Company.

Structure

The following is the structure of the Company in relation to its equity interests in STCTS and STDM immediately before and after the formation of the Shipping Joint Venture:


Before the formation of the Shipping Joint Venture
Company
100%
5%
STF
STDM
71%
STCTS
100%
FEHC
After the formation of the Shipping Joint Venture
Company
100%
5%
STF
STDM
60%
40%
10.8%
Newco
71%
STCTS
100%
FEHC

Consideration

The consideration to be contributed by the parties under the Shipping Joint Venture Agreement will comprise the transfer by STF to Newco of the STCTS Shares and the transfer by STDM to Newco of the STDM Shares. The STCTS Shares represent 71% of the issued capital of STCTS as at the Latest Practicable Date. The STDM Shares represent approximately 10.8% of the issued share capital of STDM as at the Latest Practicable Date. The consideration is arrived at after considering the reasons and benefits of entering into the Shipping Joint Venture as stated in the section headed "Reasons for and benefits of entering into the Joint Ventures" and the Directors believe that the terms of the Shipping Joint Venture Agreement are fair and reasonable and in the interests of the Company and the Shareholders.

THE MACAU LAND JOINT VENTURE

Date

14th November 2002

Parties

Many Glory Limited, an indirect wholly-owned subsidiary of the Company
STDM

Description of the transaction

STCSG is an indirect wholly-owned subsidiary of the Company whose sole asset comprises the development rights of the Macau Land. Under the Macau Land Agreement, Many Glory Limited will transfer 20% of the STCSG Shares to STDM, the consideration for which shall comprise cash payment to the Company by STDM of (i) MOP 200,000 (HK$194,000) for the 20% of the STCSG Shares and (ii) HK$100 million for the assignment by Many Glory Limited to STDM of 20% (by value) of the outstanding shareholders' loan owed by STCSG to Many Glory Limited totalling HK$500 million as at the Latest Practicable Date.

Description of the Macau Land

The Macau Land comprises a 99,000 square metre hotel and commercial site located in Taipa, Macau. STCSG currently holds the development rights of the Macau Land. Upon submission of full development plans by STCSG to the Public Works Department of Macau, the Public Works Department will issue to STCSG the land grant document within three (3) months from the date of such submission and thereby enable STCSG to register the title to the Macau Land under its name. The term of the land grant for the Macau Land will be a normal term of years up to 19th December 2049. The Macau Land is currently in the land bank of the Group and is under planning for future development. The Directors believe that the development plan of the Macau Land will not be finalised before the completion of the Macau Land Agreement.

Total consideration and the terms

The total cash consideration of (i) MOP 200,000 (HK$194,000) and (ii) HK$100 million will be payable by STDM to Many Glory Limited upon completion of the Macau Land Agreement. The total consideration is arrived at after arm's length negotiation among the parties based on the acquisition price of HK$500 million paid by STCSG for the Macau Land in April 2002 to an independent third party not connected with a director, chief executive or substantial shareholder of the Company or their respective associates. The Directors believe that the terms of the Macau Land Agreement are fair and reasonable and in the interests of the Company and the Shareholders. A copy of the Valuation Report is contained in Appendix I to the Circular.

Effect on the income statement of the Group and use of proceeds

The Company will not record any material gain or loss in relation to the sale of its 20% equity interest in STCSG. The Company intends to use the sale proceeds of approximately HK$100.2 million as general working capital.

CONDITIONS OF THE JOINT VENTURES

Completion of the formation of the Shipping Joint Venture is conditional upon, inter alia, the following conditions being fulfilled or, in the case of (ii) below, waived:

(i) the Shareholders, other than those who are prohibited from voting at the Extraordinary General Meeting by the Listing Rules, approving the resolution in respect of the Shipping Joint Venture Agreement at the Extraordinary General Meeting; and

(ii) the obtaining of any requisite consent, approval, authority or licence from any relevant governmental or official body in either Hong Kong or Macau.

Completion of the establishment of the Macau Land Joint Venture is conditional upon the Shareholders, other than those who are prohibited from voting at the Extraordinary General Meeting by the Listing Rules, approving the resolution in respect of the Macau Land Agreement at the Extraordinary General Meeting.

It is intended by the Company that the conditions stated above for the establishment of the Shipping Joint Venture and the Macau Land Joint Venture will be fulfilled on or before 17th January 2003. If the conditions are not met or waived, the Shipping Joint Venture Agreement and the Macau Land Agreement, as the case may be, will not proceed to completion.

The Macau Land Agreement and the Shipping Joint Venture Agreement are not inter-conditional.

COMPLETION OF THE JOINT VENTURES

Completion of the Shipping Joint Venture is to take place on the first business day following the date on which the conditions of the Shipping Joint Venture Agreement have been fulfilled or waived, as the case may be, or such other date as may be agreed in writing between the parties to the Shipping Joint Venture Agreement.

Completion of the Macau Land Joint Venture is to take place on the first business day following the date on which the condition of the Macau Land Agreement has been fulfilled or such other date as may be agreed in writing between the parties to the Macau Land Agreement.

CONFIRMATION BY THE COMPANY

The Company will use its best and reasonable efforts (insofar as it is able in its capacity as a shareholder in STDM) to ensure that, for as long as the Company has a direct or indirect interest in STDM, the operation of the gaming activities of STDM and its subsidiaries will comply with all applicable laws in the areas where such activities are carried on and will not contravene the Gambling Ordinance of Hong Kong.

The Stock Exchange has drawn the attention of the Company to Rule 6.01 of the Listing Rules, which provides that it may suspend dealings in, or cancel the listing of, a listed issuer's securities on the Stock Exchange, inter alia, if the Stock Exchange considers that the listed issuer or its business is no longer suitable for listing.

FINANCIAL INFORMATION

For the two years ended 31st December 2001, the profit before taxation of STCTS was approximately HK$58 million and HK$116 million, respectively. The audited net assets of STCTS as at 31st December 2001 was approximately HK$1,360 million.

The net profit of STDM for the two years ended 31st December 2001 was approximately MOP 1,436 million (approximately HK$1,394 million) and approximately MOP 1,838 million (approximately HK$1,784 million), respectively. As the holder of the gaming franchise in Macau, STDM has not been subject to profits tax. As at 31st December 2001, the shareholders' funds of STDM was approximately MOP 24,229 million (approximately HK$23,523 million). For the two years ended 31st December 2001, the Company received approximately HK$7.6 million and HK$14.3 million, respectively, for its 5% equity interest in STDM.

For the year ended 31st December 2001, STCSG incurred a loss of MOP 8,729 (HK$8,475) and had net assets of MOP 991,271 (HK$962,399) as at 31st December 2001.

REASONS FOR AND BENEFITS OF ENTERING INTO THE JOINT VENTURES

STDM has previously been required, as a condition of its formal gaming franchise, to enter into a co-terminous shipping franchise with substantial commitments for shipping services between Hong Kong and Macau. FEHC has historically been the de facto shipping operator and fulfilled STDM's responsibilities under its franchise. As a result, STDM has in the past been able to avoid the direct costs and full responsibility of operating the shipping services under its shipping franchises.

Under the new gaming franchise granted to its subsidiary, SJM, it is no longer a condition that STDM continues to provide shipping services. Therefore, to regularise the situation, STDM has applied for the transfer of the Franchise to FEHC, the de facto operator.

Full compliance with the shipping obligations by FEHC under the Franchise, as transferred, continues to be vital to the success of the activities operated by STDM and SJM, holding one of the franchises granted by the Government of Macau to operate the gaming activities in Macau. The maintenance of the quality, regularity and tariffs of the shipping services, which constitute the fundamental means of transportation between Macau and Hong Kong, is therefore of crucial concern to STDM. STDM considers that it is necessary, and the Company considers that it is in its interest, to maintain an interest in the continuing operations by FEHC under the Franchise.

From the view point of STF, although FEHC has been the de facto shipping operator, STDM has also contributed to ancillary shipping services from time to time in order to ensure the fullest compliance by STDM of its obligations under previous franchises. As a condition to accepting the transfer by STDM of the Franchise, STF wishes to ensure continuing support by STDM. In addition, STDM has historically been the single largest customer of the STCTS shipping operations and it is desirable for this to continue.

STF and STDM accordingly have common commercial and strategic interests in STCTS's shipping operations both in respect of Macau and within the Pearl River Delta which are vital to promoting the success of STDM and its activities in Macau and the success of STCTS's shipping operations. In order to ensure that STDM maintains a substantial interest, participation, and a vested interest in the success of STCTS operations going forward, STF and STDM have agreed to enter into the Shipping Joint Venture Agreement which reflects their respective interests and commitments and optimises the shipping operations for their mutual benefit.

The Company is confident of the long-term prospects of Macau and believes that the Macau economy and the tourism industry will continue to grow. STDM has been operating in the leisure and tourism sector in Macau for many years and the Company believes that co-operating more closely with STDM through a joint shareholding arrangement in STCSG will allow STCSG to exploit more effectively any development or expansion opportunities that may arise in Macau.

DISCLOSEABLE AND CONNECTED TRANSACTIONS

The Company currently holds a 5% shareholding in STDM. The connected persons, being Dr. Ho and Dr. Cheng, have equity interests in, as well as being directors of, STDM. By virtue of the interests of each of Dr. Ho and Dr. Cheng in STDM, STDM is regarded as a connected person of the Company for the purpose of the Listing Rules.

The aggregate consideration under the Macau Land Agreement and the Shipping Joint Venture Agreement amounts to more than 15% but less than 50% of the latest published consolidated net tangible assets of the Company as at 30th June 2002 and hence the formation of the Joint Ventures constitutes discloseable transactions under the Listing Rules. Accordingly, the formation of the Joint Ventures by the Company constitutes connected and discloseable transactions of the Company under the Listing Rules.

INFORMATION ON THE COMPANY

The Company is the holding company of a number of business activities principally consisting of shipping, hospitality and property development.

INFORMATION ON NEWCO AND STCTS

Newco will be a private company incorporated in the British Virgin Islands. STCTS is a private company incorporated in the British Virgin Islands. Newco will operate as the holding company of STCTS and the STCTS Group and will co-ordinate the activities of its subsidiaries and associated companies. The business of STCTS and the STCTS Group comprises the ownership and operation of a ferry service business within the Pearl River Delta including, in particular, between Hong Kong and Macau.

INFORMATION ON STDM

The principal gaming activities carried on by STDM (through its subsidiary SJM) are the operation of casinos in Macau. The gaming activities of STDM (through its subsidiary SJM) in Macau are carried on under the gaming franchise pursuant to the Gaming Industry Regulatory Framework promulgated by Law No. 16/2001 of 24th September 2001 and related regulations, if any, granted by the Macau government to SJM in accordance with the laws of Macau. The Directors confirm that the gaming operations of SJM are carried on in compliance with these laws.

The operation of gaming business is subject to a number of business risks. In particular, the Directors believe that the following risks are applicable:

General economic climate

The turnover and profitability of the gaming business depends on the financial circumstances of those persons who make use of the gaming facilities and their appetite for gaming may be affected by their financial circumstances, which may in turn be affected by general economic conditions and the level of wealth, and particularly disposable wealth, of such persons. The turnover and profitability of the gaming operations of the STDM group may be adversely affected by economic or financial downturn in the countries from which the customers of the STDM group are drawn.

Competition

Until 31st March 2002, STDM was the sole franchise-holder in respect of gaming in Macau. From 1st April 2002, the gaming market has been liberalised and there are now three franchises, of which one is held by SJM. The turnover and profitability of the STDM group's gaming operations may be adversely affected by competition from other franchise-holders.

Travel services

The STDM group's operation of gaming in Macau is dependent on the ability of customers to travel to Macau. It is believed that many of the customers of the STDM group travel to Macau on STCTS's vessels. In the event that there were to be a material disruption of travel services to Macau, it is likely that the turnover and profitability of the STDM group's gaming operations would be adversely affected.

Changes to law

A number of countries in Asia from which customers of the STDM group's gaming operations are drawn, prohibit gaming in their countries. In the event that the laws were to be changed in such countries so as to permit gaming, such persons may choose to game in their own country rather than travelling to Macau and accordingly the turnover and profitability of the STDM group's gaming operations would be adversely affected.

EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting will be convened to seek the approvals necessary for, inter alia, the entering into of the Macau Land Agreement and the Shipping Joint Venture Agreement. Dr. Ho, Shun Tak Shipping, Dr. Cheng, Mrs. Louise Mok and Ms. Pansy Ho and/or their respective associates, will abstain from voting at the Extraordinary General Meeting.

RECOMMENDATION

The Independent Board Committee has been appointed to advise the Independent Shareholders in respect of the formation of the Joint Ventures. Kim Eng Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee thereon. The letter to the

Independent Shareholders from the Independent Board Committee containing its recommendation is set out on page 14 of the Circular. Having regard to the opinion of Kim Eng Capital, which is set out on pages 15 to 22 of the Circular, the Independent Board Committee is of the opinion that the respective terms of the Shipping Joint Venture Agreement and the Macau Land Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole, and recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting to approve the entering of the Shipping Joint Venture Agreement and the Macau Land Agreement.

ADDITIONAL INFORMATION

Your attention is drawn to the further information contained in the 2 appendices to the Circular and the notice of Extraordinary General Meeting.

Yours faithfully,
For and on behalf of the Board
Shun Tak Holdings Limited
Dr. Ambrose So
Company Secretary

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

2nd December 2002

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

We refer to the Circular dated 2nd December 2002 issued by the Company of which this letter forms apart. Terms used in this letter shall bear the same meanings as given to them in the Circular unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders as to the fairness and reasonableness of the respective terms of the Shipping Joint Venture Agreement and the Macau Land Agreement and to recommend how the Independent Shareholders should vote at the Extraordinary General Meeting. Kim Eng Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee in respect of the formation of the Joint Ventures.

We wish to draw your attention to the letter from the Board, as set out on pages 5 to 13 of the Circular, and the letter from Kim Eng Capital to the Independent Board Committee which contains its advice to us in respect of the formation of the Joint Ventures, as set out on pages 15 to 22 of the Circular.

Haven taken into account the advice of Kim Eng Capital, we consider the respective terms of the Shipping Joint Venture Agreement and the Macau Land Agreement to be fair and reasonable so far as the interests of the Independent Shareholders are concerned and to be in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting to approve the entering of the Shipping Joint Venture Agreement and the Macau Land Agreement.

Yours faithfully,
The Independent Board Committee

Sir Roger Lobo
Independent non-executive Director

Mr. Robert Kwan
Independent non-executive Director

The following is the text of a letter of advice from Kim Eng Capital, the Independent Financial Adviser, which has been prepared for the purpose of incorporation into this Circular, setting out its advice to the Independent Board Committee in connection with the Shipping Joint Venture and the Macau Land Joint Venture.

KIM ENG
CAPITAL

Kim Eng Capital (Hong Kong) Limited
Room 1901, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

To the Independent Board Committee
Shun Tak Holdings Limited
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

2nd December, 2002

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee in relation to the formation of the Shipping Joint Venture and the Macau Land Joint Venture, details of which are contained in the Circular, of which this letter forms part. Terms defined in this letter shall, unless the context otherwise requires, have the same meaning in the Circular.

The aggregate consideration under the Macau Land Agreement and the Shipping Joint Venture Agreement amounts to more than 15% but less than 50% of the latest published consolidated net tangible assets of the Company as at 30th June, 2002 and hence the formation of the Joint Ventures constitutes discloseable transactions under the Listing Rules.

In addition, the Company currently holds a 5% shareholding in STDM. The connected persons, being each of Dr. Ho and Dr. Cheng, have equity interests in, as well as being directors of, STDM. By virtue of each of the interests of Dr. Ho and Dr. Cheng in STDM, STDM is regarded as a connected person of the Company for the purpose of the Listing Rules. Accordingly, the formation of the Joint Ventures by the Company constitutes connected and discloseable transactions of the Company under the Listing Rules.

Approval of the Independent Shareholders is therefore required for entering into the Shipping Joint Venture Agreement and the Macau Land Agreement. Dr. Ho, Shun Tak Shipping, Dr. Cheng, Mrs. Louise Mok and Ms. Pansy Ho and/or their respective associates, will abstain from voting at the Extraordinary General Meeting. The Independent Board Committee comprising the independent non-executive Directors, namely, Sir Roger Lobo and Mr. Robert Kwan, has been constituted to give advice and a recommendation to the Independent Shareholders in respect of the formation of the Joint Ventures.

BASIS OF OUR OPINION

In formulating our opinion, we have relied, to a considerable extent, on the information, statements, opinions and representations supplied to us by the Company and the Directors. We have assumed that all such information, statements, opinions and representations contained or referred to in the Circular, or made to us, are true, accurate and complete at the time when they were made and continue to be so as at the date hereof. STDM is a private company incorporated in Macau and the financial summary of STDM itself, which was included in the directors' report of STDM dated 11th July, 2002 as published in gazetted newspapers in Macau, is the only publicly available information on STDM, which we have relied upon. We have also relied on the information and representations provided by Chesterton Petty Limited, an independent property valuer, regarding the valuation of the Macau Land, the text of which is set out in Appendix I to the Circular. We have assumed that the bases and assumptions used in the valuation are fair and reasonable. We have also assumed that all information, representations and opinions contained or referred to in the Circular were reasonably made after due and careful inquiry. We have also sought and received confirmation from the Directors that all relevant information has been supplied to us and that no material facts have been omitted. We are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading.

We consider that we have been provided with, and we have reviewed, all current information and documents which are presently available to enable us to reach an informed view regarding the proposed formation of the Joint Ventures and to justify reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis of our opinion. We have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed in the Circular nor to doubt the truth and accuracy of the information and facts, or the reasonableness of the opinions expressed by the Company and Directors and Chesterton Petty which have been provided to us. We have not, however, carried out any independent verification of the information provided to us by the Directors, nor have we conducted an independent in-depth investigation into the business and affairs of the Group.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion on the formation of the Shipping Joint Venture and the Macau Land Joint Venture, we have considered the following principal factors and reasons:

SHIPPING JOINT VENTURE

Background of the Shipping Joint Venture

On 20th November, 2002, the Company announced that on 14th November, 2002, STF, a wholly-owned subsidiary of the Company, entered into the Shipping Joint Venture Agreement

with STDM as of and with effect from 31st October, 2002, pursuant to which STF and STDM conditionally agreed to subscribe for 60% and 40%, respectively, of the issued share capital of Newco. Upon completion of the Shipping Joint Venture Agreement, Newco will become the immediate holding company of the STCTS Group and will hold approximately 10.8% equity interest in STDM.

Reasons for entering into the Shipping Joint Venture Agreement

As stated in the "Letter from the Board", as a condition of the formal gaming franchise, STDM was previously required to enter into a co-terminous shipping franchise with substantial commitments for shipping services between Hong Kong and Macau. In the past, STDM has delegated its shipping obligations under its shipping franchise to FEHC, a wholly-owned subsidiary of STCTS, and has thereby avoided the direct costs and full responsibility of operating the shipping services under its shipping franchises.

Under the new gaming franchise granted to SJM, an indirect non-wholly owned (80% equity interest) subsidiary of STDM, it is no longer required that STDM continues to provide shipping services. Accordingly, STDM has applied for the transfer of the Franchise to FEHC, the de facto shipping operator.

In the past, STDM has provided ancillary shipping services from time to time in order to ensure the fullest compliance by STDM of its obligations under previous franchises. STDM has also been the single largest customer of the STCTS shipping operations. The Directors consider that it is in the interests of the Company for STDM to maintain an interest in the operations by FEHC in order to ensure continuing support by STDM. We have also noted STDM's interest to ensure provision of quality shipping services between Macau and Hong Kong, which will have a direct impact on the leisure and tourism businesses operated by STDM in Macau.

In view of (a) the established relationship between STDM and FEHC under the previous franchise arrangement; (b) the importance of ensuring continuing support from STDM; and (c) the importance of maintaining shipping services between Hong Kong and Macau to the leisure and tourism activities operated by STDM, the Shipping Joint Venture with STDM in the STCTS's shipping operations is consistent with the expectation of the Directors that the strategic alliance with STDM will be mutually beneficial to both STDM and STCTS.

Basis of consideration under the Shipping Joint Venture Agreement

As stated in the "Letter from the Board", the consideration payable by STF and STDM shall comprise, in the case of STF, the transfer to Newco of 7,100 shares in STCTS, representing 71% of its issued share capital, and, in the case of STDM, the transfer to Newco of 9,204 shares in STDM, representing approximately 10.8% of its issued share capital. Having considered the reasons for, and benefits of, entering into the Joint Ventures as stated in the paragraph headed "Reasons for and benefits of entering into the Joint Ventures" in the "Letter from the Board", the Directors believe that the terms of the Shipping Joint Venture are fair and reasonable and in the interests of the Company and the Shareholders.

Financial effects of the Shipping Joint Venture Agreement

Upon completion of the Shipping Joint Venture, the attributable interest of the Company in STCTS will be reduced from the original 71% to 42.6% of the issued share capital of STCTS in exchange for an attributable interest of approximately 6.48% of the issued share capital of STDM (being 10.8% of the issued share capital of STDM multiplied by the Company's 60% indirect interest, through Newco).

Net asset value

As at 31st December, 2001, the net asset value of the Group was approximately HK$5,685 million. Upon completion of the Shipping Joint Venture, the Directors confirmed that the Shipping Joint Venture Agreement would have no material adverse effect on the net asset value of the Group.

We have analysed the theoretical effects of the Shipping Joint Venture on the net asset value of the Group. Based on the audited net assets of STCTS of approximately HK$1,360 million as at 31st December, 2001 and upon completion of the Shipping Joint Venture Agreement, the net assets of STCTS attributable to the Group would be theoretical diluted by approximately HK$386 million, which would be solely attributable to the dilution of 28.4% effective interest in STCTS.

Based on the shareholders' funds of STDM of approximately MOP24,229 million (approximately HK$23,523 million) as at 31st December, 2001 and given that the Company will hold an effective additional 6.48% of the issued share capital of STDM, the additional theoretical shareholders' funds of STDM attributable to the Group would be approximately HK$1,524 million, which compares favourably with the dilution effect of the Company's interest in STCTS. However, we stress that although the theoretical net asset value of the shareholders' fund of STDM to be held indirectly by the Group, through Newco, represents a significant premium to the effect of shareholding dilution in STCTS, the Company's interest in STDM will be classified as an investment and the net asset value of the shareholders' fund of STDM will not be consolidated into the financial statements of the Company. Accordingly, Shareholders should note that the Group would only benefit, in terms of its net asset value reported in the Group's financial statements, from the investment in STDM through the declaration of dividends by STDM.

Earnings

For the year ended 31st December, 2001, the profit before taxation of STCTS was approximately HK$116 million. For the year ended 31st December, 2001, the net profit of STDM was approximately MOP1,838 million (approximately HK$1,784 million).

Based on the audited consolidated profit attributable to the Shareholders for the year ended 31st December, 2001 and assuming the completion of the Shipping Joint Venture Agreement took place on or before 1st January, 2001, the pro forma profit attributable to Shareholders will be reduced from approximately HK$276 million to approximately HK$259 million, representing a

decline of approximately 6.2% which is attributable to the net effect of (i) the dilution of 28.4% effective interest in STCTS; and (ii) the theoretical increase in dividend income from STDM attributable to the additional 6.48% effective interest in STDM. The dividend calculation is based on (i) the same payout ratio for the 5% interest in STDM originally held by the Company; and (ii) without taking into account that the dilutive effect upon dividends declared by STDM as enlarged by the STDM Shares following completion of the Shipping Joint Venture Agreement. On the other hand, upon completion of the Shipping Joint Venture Agreement, the Company will effectively hold an additional 6.48% of the issued share capital of STDM as indicated above and based on the financial information of STDM for the year ended 31st December, 2001, the theoretical profit attributable to the Company will be improved by approximately HK$116 million. Accordingly, the theoretical financial benefit, in terms of earnings, attributable to the investment in STDM compares favourably with the effect of shareholding dilution in STCTS.

Pursuant to the directors' report of STDM dated 11th July, 2002 as published in gazetted newspapers in Macau, the board of directors of STDM recommended a dividend (after making deduction for a statutory reserve fund) of (i) 15% of the net profit to be distributed to holders of the preference shares of STDM; and (ii) 20% of the net profit to be distributed to holders of preference and ordinary shares of STDM in respect of the year ended 31st December, 2001. As far as the Directors are aware, the preference shares of STDM cannot be converted into ordinary shares of STDM but have a preference over the ordinary shares on dividends as mentioned above and repayment on capital upon winding up of STDM. Independent Shareholders should note that there is no assurance that STDM may declare and pay dividends at the same level to its shareholders in the future and the above mentioned dividends should not be used as an indication of STDM's future dividend policy.

The Company's interest in STDM, through Newco, will not be classified as an associated company or subsidiary, but only an investment. Upon completion of the Shipping Joint Venture Agreement, given that the Company's interest in STDM will be classified as an investment, the earnings of STDM will not be consolidated into the financial statements of the Company. Accordingly, the financial benefits to the Group will only be reflected in the Group's books by way of declaration of dividends by STDM.

Company's confirmation

As mentioned in the "Letter from the Board" in the Circular, the Company will use its best and reasonable efforts (insofar as it is able in its capacity as a shareholder in STDM) to ensure that, for as long as the Company has a direct or indirect interest in STDM, the operation of the gaming activities of STDM and its subsidiaries will comply with all applicable laws in the areas where such activities are carried on and will not contravene the Gambling Ordinance of Hong Kong.

Independent Shareholders should be aware that the Stock Exchange has drawn the attention of the Company to Rule 6.01 of the Listing Rules, which provides that it may suspend dealings in, or cancel the listing of, a listed issuer's securities on the Stock Exchange, inter alia, if the Stock Exchange considers that the listed issuer or its business is no longer suitable for listing.

Independent Shareholders should also be aware that the operation of gaming business is subject to a number of business risks as stated on pages 11 and 12 in the "Letter from the Board".

MACAU LAND JOINT VENTURE

Background of the Macau Land Joint Venture

The Company, through its indirect wholly-owned subsidiary, Many Glory Limited, entered into the Macau Land Agreement with STDM on 14th November, 2002 pursuant to which Many Glory Limited agreed to transfer 20% equity interest in STCSG, which owns the development rights of the Macau Land, to STDM. The consideration shall comprise cash payments to the Company by STDM of (i) MOP200,000 (HK$194,000) for the 20% equity interest in STCSG and (ii) HK$100 million for the assignment by Many Glory Limited to STDM of 20% (by value) of the outstanding shareholders' loan owed by STCSG to Many Glory Limited totalling HK$500 million as at the Latest Practicable Date.

STCSG is an indirect wholly-owned subsidiary of the Company whose sole asset comprises the development rights of the Macau Land. STCSG incurred a loss of MOP8,729 (HK$8,475) for the period from 20th April, 2001 (the date of incorporation) to 31st December, 2001. The net asset value of STCSG as at 31st December, 2001 was approximately HK$1.0 million.

Reasons for entering into the Macau Land Agreement

As mentioned in the "Letter from the Board" in the Circular, the Company is confident of the long-term prospects of Macau and believes that the Macau economy and the tourism industry will continue to grow. STDM has been operating in the leisure and tourism sector in Macau for many years and the Company believes that co-operating more closely with STDM through a joint shareholding arrangement in STCSG will allow the Group to exploit more effectively any development or expansion opportunities that may arise in Macau.

After the Asian financial crisis in 1997, Macau's economy began to show signs of recovery at the end of 1999 with real gross domestic product growth of approximately 4.6% and 2.1% for 2000 and 2001 respectively. The tourism industry, which is a vital part of the local economy, has recorded significant and continued growth since 1999. The number of visitor arrivals increased from approximately 7.4 million in 1999 to approximately 10.3 million in 2001, representing a compound annual growth rate of approximately 17.5%. For the year ended 31st December, 2001, STDM recorded a net profit of approximately MOP1,838 million (approximately HK$1,784 million), representing an increase of approximately 28.0% as compared with the previous year. The shareholders' funds of STDM was approximately MOP24,229 million (approximately HK$23,523 million) as at 31st December, 2001. Accordingly, we concur with the positive view of the Company on the Macau economy and its tourism industry and that the Group may benefit from closer co-operation with STDM.

Basis of consideration under the Macau Land Agreement

As stated in the "Letter from the Board" in the Circular, the total consideration of (i) MOP200,000 (HK$194,000) and (ii) HK$100 million for the Macau Land Joint Venture is arrived at after arm's length negotiation between the Company and STDM with reference to the acquisition price of HK$500 million paid by STCSG for the Macau Land in April 2002.

In addition, Chesterton Petty Limited, an independent property valuer, has undertaken a valuation of the Macau Land, which is the sole asset owned by STCSG. The estimated value of the Macau Land is HK$500 million.

We note that the MOP200,000 (HK$194,000) of the consideration is equivalent to the 20% equity interest in STCSG to be transferred to STDM by Many Glory Limited and that the remaining HK$100 million of the consideration is equivalent to 20% (by value) of the outstanding shareholders' loan of STCSG of HK$500 million to be assigned to STDM.

Having considered the above and that STCSG has no asset other than the development rights of the Macau Land and no material liability other than the shareholders' loan of HK$500 million as at the Latest Practicable Date, we are of the view that the basis for determining the consideration for the Macau Land Joint Venture is fair and reasonable.

Financial effect of the Macau Land Agreement

In light of the minimal loss of MOP8,729 (HK$8,475) incurred by STCSG for the period from its incorporation to 31st December, 2001, the Company considers that the Macau Land Agreement would have no material adverse effect on the earnings of both STCSG and the Group.

Upon the completion of the Macau Land Agreement, the Group will apply the entire net proceeds as additional working capital. As such, the Directors view that the Macau Land Agreement would slightly improve the Group's liquidity but would have no adverse impact on the gearing of the Group.

CONDITIONS OF THE SHIPPING JOINT VENTURE AND THE MACAU LAND JOINT VENTURE

Completion of the Shipping Joint Venture Agreement and the Macau Land Joint Venture Agreement is subject to certain conditions being satisfied on or before 17th January, 2003. If the conditions are not met or waived (where applicable), the Shipping Joint Venture Agreement and the Macau Land Agreement, as the case may be, will not proceed to completion. The conditions include, among other things, the approval of the Shareholders, other than those who are prohibited from voting at the Extraordinary General Meeting by the Listing Rules, of the resolutions in respect of the Shipping Joint Venture Agreement and the Macau Land Agreement at the Extraordinary General Meeting. Details of the other conditions are set out in the paragraph headed "Conditions of the Joint Ventures" on pages 8 and 9 in the "Letter from the Board".

RECOMMENDATION

Having considered the principal factors and reasons as mentioned above, including (i) the Company's confirmation that it will use its best and reasonable efforts to comply with all relevant laws as mentioned above; (ii) the Stock Exchange having drawn the attention of the Company to Rule 6.01 of the Listing Rules; and (iii) the operation of gaming business is subject to a number of business risks, we are of the opinion that the terms of the Shipping Joint Venture Agreement and the Macau Land Agreement are fair and reasonable so far as the interest of the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting in respect of the Shipping Joint Venture Agreement and the Macau Land Joint Venture Agreement.

Yours faithfully,
For and on behalf of
Kim Eng Capital (Hong Kong) Limited
Michael Chum **Jimmy Chung**
Director *Director*

Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16/F CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

2nd December 2002

The Directors
Shun Tak Holdings Limited
39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Dear Sirs,

DEVELOPMENT RIGHTS IN A PIECE OF LAND IN BAIA DE NOSSA SENHORA DE ESPERANCA, TAIPA, MACAU

In accordance with your instructions to us to value the above property interest, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of the property interest as at 14th November 2002.

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently, and without compulsion".

Our valuation has been made on the assumption that the owner sells the property interest on the open market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interest. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interest and no forced sale situation in any manner is assumed in our valuation.

In the course of our valuation of the property interest, we have assumed that the owner of the property interest has enforceable title and has free and uninterrupted rights to use, occupy, assign or transfer the property interest for the whole of the term to be granted.

In absence of comparable sales evidence in the market, we have valued the property interest on a residual basis which is a method of valuation commonly adopted to value property interest with development potential by deducting the development costs including construction costs, professional fees, finance costs etc and developer's profit from the estimated Gross Development Value of the future development assuming it were completed as at the date of valuation. The future development is described in the attached valuation certificate. The assessment of the Gross Development Value has been made by reference to comparable sales transaction as available in the market and our knowledge of the prevailing market condition.

We have been provided with extracts of agreements for the transfer of the Development Rights in relation to the property interest. In the course of our valuation, we have relied to a very considerable extent on the information given by the instructing party and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, particulars of occupancy, development proposal, site and floor areas and other relevant matters. Dimension, measurements and areas included in the valuation certificate attached is based on information provided to us and are therefore only approximations. We have no reason to doubt the truth and accuracy of the information provided to us by the instructing party which is material to the valuation. We were advised by the instructing party that no material facts have been omitted from the information provided.

We have inspected the exteriors of the property valued. We have not carried out investigations on site to determine the suitability of the ground conditions and the services etc for any future developments. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period. We have not been able to carry out detailed on-site measurements to verify the site area of the property and we have assumed that the areas shown on the documents handed to us are correct.

No allowance has been made in our report for any charges, mortgages or amounts owing on the property interest nor for any expenses or taxation which may be incurred in affecting a sale. Unless otherwise stated, it is assumed that the property interest is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We enclose herewith our valuation certificate.

Yours faithfully,
For and on behalf of
Chesterton Petty Limited
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Executive Director

Note: Mr Charles C K Chan, MSc, FRICS, FHKIS, MCIArb, RPS(GP), has been a qualified valuer with Chesterton Petty Limited since June 1987 and has about 17 years experience in valuation of properties in Hong Kong and has extensive experience in valuation of properties in Macau.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at 14th November 2002
Development Rights in a Piece of Land in Baia de Nossa Senhora de Esperanca, Taipa, Macau	The subject piece of land is situated at the waterfront of Taipa of Macau and has a site area of about 99,000 sq m (1,065,636 sq ft). The subject Development Rights is to develop a massive hotel complex with ancillary carparking facilities. Upon completion, the development will provide a gross floor area of approximately 200,000 sq m (2,152,800 sq ft) for hotel uses and a carparking area of approximately 74,000 sq m (796,536 sq ft). The land grant document for the subject piece of land has not yet been issued but will, according to common practice in Macau, be prepared after the submission of the development plans. It is assumed that the term of grant will be a normal term of years up to 19 December 2049 for Macau land.	The property is currently vacant.	HK$500,000,000

Notes:

(1) The entitlement of the subject Development Rights is in favour of Shun Tak, Servicos Recreativos, S.A.

(2) The subject Development Rights is subject to a maximum land premium liability of MOP 113,000,000 which can be off-set by the cost of provision of infra-structures borne by Shun Tak Servicos Recreativos, S.A.

(3) In preparing our valuation, we have made provisions for the full maximum land premium liability.

1. RESPONSIBILITY STATEMENT

The Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the share capital of the Company or its associated corporations within the meaning of the Securities (Disclosure of interests) Ordinance ("SDI Ordinance") which have been notified to the Stock Exchange and the Company, pursuant to Section 28 of the SDI Ordinance, including interests which are deemed or taken to have under Section 31 or Part I of the Schedule of the SDI Ordinance, or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

a) **Interests of Directors in the Company**

	Number of Shares held		
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**
Dr. Ho	240,517,502	6,144,725	36,285,523
Sir Roger Lobo	—	—	—
Robert Kwan	—	—	—
Dr. Cheng	—	—	—
Louise Mok	323,627	—	—
Pansy Ho	12,555,806	—	97,820,707
Daisy Ho	11,562,252	—	97,820,707
Ambrose So	10,406,250	—	—
Patrick Huen	62,500	—	—
Andrew Tse	2,325,000	—	—
Anthony Chan	10,031,250	—	—
Maisy Ho	—	—	23,066,918

b) **Interests of Directors in subsidiaries**

Name of Director	Name of subsidiaries	Personal interests	Corporate interests
Dr. Ho	Shun Tak Cultural Centre Limited	—	4 ordinary shares (or 40%)
	Stabilo Limited	560 ordinary shares (or 11.2%)	—
Ambrose So	Stabilo Limited	72 ordinary shares (or 1.44%)	—
Patrick Huen	Stabilo Limited	68 ordinary shares (or 1.36%)	—
Andrew Tse	Stabilo Limited	68 ordinary shares (or 1.36%)	—
Anthony Chan	Stabilo Limited	32 ordinary shares (or 0.64%)	—

Certain nominee shares in subsidiaries are held by Dr. Ambrose So, Mr. Andrew Tse, Mr. Patrick Huen, Ms. Pansy Ho and Ms. Daisy Ho in trust for the Company or its subsidiaries.

c) **Interests of Directors in an associate**

Dr. Ho owns 1 ordinary share (representing a 10% interest) in South Light Limited as his personal interest.

d) **Share options**

As at the Latest Practicable Date, details of share options granted to Directors under the share option scheme of the Company are as follows:

Grantee	Date of grant	Exercise/Vesting period	*Exercise price per Share	Number of share options as at the Latest Practicable Date
Dr. Ho	10th June 1993	10th June 1993 to 9th June 2003	HK$4.98	31,204,819
Pansy Ho	24th March 1995	24th March 1995 to 23rd March 2005	HK$3.35	2,597,015
	3rd January 2000	3rd January 2000 to 2nd January 2010	HK$1.15	10,434,783
Daisy Ho	24th March 1995	24th March 1995 to 23rd March 2005	HK$3.35	2,804,776
	3rd January 2000	3rd January 2000 to 2nd January 2010	HK$1.15	10,434,783
Maisy Ho	3rd January 2000	3rd January 2000 to 2nd January 2010	HK$1.15	3,130,435

**Note: The exercise price per Share set out above are as adjusted following the Company's rights issue of May 2002.*

e) **Interests in contracts or arrangements**

1. By an agreement dated 3rd January 2002, the Group renewed a charter agreement with STDM, a company in which Dr. Ho and Dr. Cheng have interests, for a one-year term commencing on 1st January 2002. Under the agreement, the Group chartered to STDM two passenger ferries and operates on its behalf a low-fare passenger ferry service between the China Ferry Terminal in Kowloon and the new Maritime Ferry Terminal in Macau. Hire charges for the one-year term were agreed at approximately HK$106.7 million.

   Pursuant to the STDM agency agreement, which was entered into on 3rd June 1999, the Group appointed STDM as its exclusive agent for the sale of ferry tickets at the Macau Outer Harbour terminal and as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau. Commission charges by STDM are agreed at 5% of the net total sales of ferry tickets sold by STDM, other than those purchased by STDM.

   Save as disclosed herein, as at the Latest Practicable Date, there is no contract or arrangement entered into by any members of the Group subsisting in which any Director is materially interested and which is significant in relation to the business of the Group.

2. By an agreement dated 20th February 2002, the Group sold to Cathay Pacific Airways Limited its 25% shareholding in AHK Air Hong Kong Limited ("AHK"), a company which provides air cargo transportation services, at a consideration of HK$194 million. The Group's interest in AHK was held by a subsidiary, Stabilo Limited, in which Dr. Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse and Mr. Anthony Chan also have beneficial interests.

   The Group leases terminal space at the Shun Tak Centre from Shun Tak Centre Limited, a company beneficially owned by Dr. Ho, STDM and New World Development Company Limited, of which Dr. Cheng is the Chairman and a principal shareholder. The Group paid, for the year ended 31st December 2001, rentals and related expenses of approximately HK$4.5 million pursuant to the terms of the leases which remain valid as at the Latest Practicable Date.

   Save as disclosed herein, as at the Latest Practicable Date, none of the Directors nor any expert stated in the section headed "Qualification and consents of experts" below has any direct or indirect interest in any assets which have since 31st December 2001 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any members of the Group.

3. As at the Latest Practicable Date, none of the Directors has any existing or proposed service contracts with any member of the Group, excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

f) **Substantial Shareholders**

As at the Latest Practicable Date, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that other than Dr. Ho, whose interest are set out above, the following shareholder was interested in 10% or more of the issued share capital of the Company:

Name of Shareholder	**Number of Shares held**
Shun Tak Shipping and its subsidiaries *(Note)*	598,030,322

Note: Dr. Ho, Dr. Cheng and Mrs. Louise Mok have beneficial interests in Shun Tak Shipping.

Save as disclosed above, no other person has notified the Company as having any interest representing 10% or more of the Company's issued share capital.

3. LITIGATION

As at the Latest Practicable Date, none of the Company or any other members of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

4. MATERIAL CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2001, the date of the latest published audited accounts of the Group.

5. QUALIFICATIONS AND CONSENT OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in the Circular:

Names	Qualifications
Kim Eng Capital	Investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
Chesterton Petty	Independent property valuer

Neither Kim Eng Capital nor Chesterton Petty has any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Kim Eng Capital and Chesterton Petty have given, and have not withdrawn, their written consent to the issue of the Circular, with inclusion of their letters and references to their names in the form and context in which they appear.

6. MISCELLANEOUS

(1) The registered office of the Company is Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

(2) The company secretary of the Company is Dr. Ambrose So. Dr. So joined the Group in 1975 and was appointed as executive Director in 1991. He is also the Group's company secretary with responsibility for activities relating to Group administration and corporate development.

(3) The share registrar of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(4) The English text of the Circular shall prevail over the Chinese text in the case of inconsistency.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Norton Rose at 38th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong up to and including the date of the Extraordinary General Meeting:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company for the two years ended 31st December 2001;

(c) the Shipping Joint Venture Agreement and the Macau Land Agreement;

(d) the letter of advice dated 2nd December 2002 from Kim Eng Capital to the Independent Board Committee, the text of which is set out on pages 15 to 22 of the Circular;

(e) the Valuation Report dated 2nd December 2002 of Chesterton Petty, the text of which is set out on pages 23 to 25 of the Circular; and

(f) the written consents referred to in the paragraph headed "Experts" in this Appendix.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Shun Tak Holdings Limited (the "Company") will be held at the Boardroom, Penthouse, 39th Floor, West Tower, Shun Tak Center, 200 Connaught Road Central, Hong Kong on Thursday, 19th December 2002 at 3:00 p.m. for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

(i) "**THAT** the Shipping Joint Venture Agreement (as defined in the circular of the Company dated 2nd December 2002 (the "Circular")), a copy of which has been produced to this meeting and signed by the Chairman of this meeting for the purpose of identification) be approved and that any one executive director of the Company be authorised to execute all such documents and to do all such acts, matters and things as he/she may in his/her discretion consider necessary or desirable on behalf of the Company for the purpose of or in connection with formation of the Shipping Joint Venture (as defined in the Circular) or the implementation or the exercise or enforcement of any of the rights and performance of obligations under the Shipping Joint Venture Agreement including agreeing any modifications, amendments, waivers, variations or extensions to any of the terms and conditions of the Shipping Joint Venture Agreement as the Board of Directors may deem fit."

(ii) "**THAT** the Macau Land Agreement (as defined in the Circular), a copy of which has been produced to this meeting and signed by the Chairman of this meeting for the purpose of identification) be approved and that any one executive director of the Company be authorised to execute all such documents and to do all such acts, matters and things as he/she may in his/her discretion consider necessary or desirable on behalf of the Company for the purpose of or in connection with formation of the Macau Land Joint Venture (as defined in the Circular) or the implementation or the exercise or enforcement of any of the rights and performance of obligations under the Macau Land Agreement including agreeing any modifications, amendments, waivers, variations or extensions to any of the terms and conditions of the Macau Land Agreement as the Board of Directors may deem fit."

By order of the Board
Dr. Ambrose So
Company Secretary

Hong Kong, 2nd December 2002

Registered office:
Penthouse
39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the above meeting is entitled to appoint one or two proxies to attend and on a poll to vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. Completion and return of the form of proxy will not preclude a member from attending and voting a the above meeting or any adjournment thereof if he so wishes. In that event, his form of proxy will be deemed to have been revoked.

4. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

5. In the case of any conflict between any translation and the English text hereof, the English text will prevail.

註冊辦事處：
香港中環
干諾道中二百號
信德中心
西座三十九字頂樓

附註：

1. 凡有權出席上述大會並於會上投票之本公司股東，均有權委任一名或兩名受委代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人或授權人士簽署證明之該等授權書或授權文件副本，須於大會或其任何續會指定舉行時間四十八小時前送達本公司註冊辦事處，方為有效。

3. 填妥及交回代表委任表格後，股東仍可出席上述大會或其任何續會，並在會上投票。倘股東可出席大會，並於會上投票，則代表委任表格將被視為已撤回。

4. 倘屬聯名股份持有人，任何一位持有人均可親自或以其受委代表就該等股份於大會上投票，但以較優先一位人士之投票將獲接納，其他聯名持有人之投票則不會受理，就此而言，優先次序按照聯名持有人於本公司股東名冊上之排名先後而定。

5. 本通告之中、英版本如有歧義，概以英文版本為準。

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

股東特別大會通告

茲通告信德集團有限公司(「本公司」)將於二零零二年十二月十九日(星期四)下午三時正在香港中環干諾道中二百號信德中心西座三十九頂樓會議室舉行股東特別大會，藉以考慮及酌情以本公司之普通決議案形式通過以下決議案：

普通決議案

(i) 「**動議**批准船務合營協議(定義見本公司於二零零二年十二月二日刊發之通函(「通函」)，其副本已提呈大會，並由大會主席簽署，以資識別)，以及授權本公司任何一名執行董事簽署一切文件及代表本公司進行其全權認為，成立船務合營企業(定義見通函)，或實施或行使或執行船務合營協議之任何權利及履行責任(包括同意對船務合營協議之條款及條件作出按董事會可能認為恰當之任何修改、修訂、豁免、更改或延期，所必需或適宜之一切行動、事宜及事務。」

(ii) 「**動議**批准澳門地皮協議(定義見通函，其副本已提呈大會，並由大會主席簽署，以資識別)，以及授權本公司任何一名執行董事簽署一切文件及代表本公司進行其全權認為，成立澳門地皮合營企業(定義見通函)，或實施或行使或執行澳門地皮協議之任何權利及履行責任(包括同意對澳門地皮協議之條款及條件作出按董事會可能認為恰當之任何修改、修訂、豁免、更改或延期，所必需或適宜之一切行動、事宜及事務。」

承董事會命
公司秘書
蘇樹輝博士

香港，二零零二年十二月二日

7. 備查文件

下列文件之副本由本通函刊發之日起至股東特別大會日期(包括該日)止之一般辦公時間內，在諾頓羅氏律師事務所之辦事處(地址為香港中環康樂廣場1號怡和大廈38樓)可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本公司於截至二零零一年十二月三十一日止兩個年度之年報；

(c) 船務合營協議及澳門地皮協議；

(d) 金英融資於二零零二年十二月二日向獨立董事委員會發出之函件，全文載於通函第15至22頁；

(e) 卓德於二零零二年十二月二日發出之估值報告，全文載於通函第23至25頁；及

(f) 本附錄「專業機構」一段所述之書面同意書。

3. 訴訟

於最後實際可行日期，本公司或本集團任何成員公司概無涉及任何重大訴訟或仲裁，及據董事所知，本公司或本集團任何成員公司亦無尚未了結或面臨威脅之重大訴訟或索償。

4. 重大變動

董事並不知悉，自二零零一年十二月三十一日(即本集團編製最近期公佈經審核賬目之結算日期)起，本集團之財務或經營狀況有任何重大不利變動。

5. 專業機構之資格及同意書

通函內曾給予意見或建議之專業顧問之資格如下：

名稱	資格
金英融資	根據香港法例第333章證券條例註冊之投資顧問
卓德	獨立物業估值師

金英融資及卓德於本集團任何成員公司並無任何股權或可認購或提名他人認購本集團任何成員公司之任何證券之權利(不論可否依法強制執行)。

金英融資及卓德已就本通函之刊發發出書面同意書，同意按通函所示之形式及涵義，轉載其函件及引述其名稱，迄今並無撤回該書面同意書。

6. 其他事項

(1) 本公司之註冊辦事處為香港中環干諾道中二百號信德中心西座三十九字頂樓。

(2) 本公司之公司秘書為蘇樹輝博士。蘇博士於一九七五年加入本集團，並於一九九一年獲委任為執行董事。彼亦是本集團之公司秘書，負責有關本集團之行政及公司發展事宜。

(3) 本公司之股票註冊辦事處為香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十九樓1901-5室。

(4) 通函之中、英文版本如有歧異，概以英文版本為準。

2. 於二零零二年二月二十日訂立之協議，本集團將其於一家提供貨物空運服務之香港華民航空有限公司(「香港航空」)中25%之股權售予國泰航空有限公司，代價為194,000,000港元。本集團於香港航空之權益由一家附屬公司Stabilo Limited持有，何博士、蘇樹輝博士、禤永明先生、謝天賜先生及陳偉能先生亦於Stabilo Limited擁有實益權益。

   本集團向何博士、澳門旅遊及新世界發展有限公司(鄭博士為主席兼主要股東)實益擁有之公司信德中心有限公司租用信德中心之碼頭空間。本集團於截至二零零一年十二月三十一日止年度根據於最後實際可行日期仍然有效之租約之條款所支付之租金及相關開支約為4,500,000港元。

   除本通函所披露者外，於最後實際可行日期，董事或下文「專業機構之資格及同意書」一節所述之專業機構，概無於自二零零一年十二月三十一日以來(即本公司編製最近期公佈經審核賬目之結算日期)已獲本集團任何成員公司收購或出售，或出租予本集團任何成員公司，或建議由本集團任何成員公司收購或出售，或建議出租予本集團任何成員公司之任何資產中擁有任何直接或間接權益。

3. 於最後實際可行日期，董事概無與本集團任何成員公司訂立任何現有或建議訂立之服務合約(不包括一年內屆滿或可由僱主不作補償(法定補償除外)而予以終止之合約)。

f) **主要股東**

於最後實際可行日期，根據披露權益條例第16(1)條存置之主要股東名冊顯示，除權益載於上文之何博士外，下列股東於本公司已發行股本中擁有10%或以上之權益：

股東名稱	**所持有之股份數目**
信德船務及其附屬公司(附註)	598,030,322

附註：何博士、鄭博士及莫何婉穎女士實益擁有信德船務之權益。

除本通函所披露者外，概無任何人士因於本公司已發行股本中擁有10%或以上之權益而已知會本公司。

d) **購股權**

於最後實際可行日期，根據本公司購股權計劃授予董事之購股權之詳情如下：

承授人	授出日期	行使／有效期	*每股股份之行使價	於最後實際可行日期之購股權數目
何博士	一九九三年六月十日	一九九三年六月十日至二零零三年六月九日	4.98港元	31,204,819
何超瓊	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.35港元	2,597,015
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783
何超鳳	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.35港元	2,804,776
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783
何超蕸	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	3,130,435

*附註：上述每股行使價乃按本公司於二零零二年五月之供股而作出調整。

e) **於合約或安排中之權益**

1. 於二零零二年一月三日訂立之協議，本集團重續與澳門旅遊訂立之出租協議，自二零零二年一月一日起計，為期一年，何博士及鄭博士於澳門旅遊擁有權益。根據協議，本集團向澳門旅遊出租兩艘客輪，並代其經營來往九龍中國客運碼頭至澳門新口岸碼頭之平價客輪服務。為期一年之租金協定約為106,700,000港元。

根據於一九九九年六月三日訂立之澳門旅遊代理協議，本集團委任澳門旅遊作為其於澳門外港碼頭出售船票之獨家代理，及在澳門其他地區直接經營之售票櫃位出售船票之非獨家代理。澳門旅遊支付之佣金協定為澳門旅遊售票總額淨值(不包括澳門旅遊購買之船票)之5%。

除本通函所披露者外，於最後實際可行日期，本集團任何成員公司概無訂立任何董事於其當中擁有重大權益及對本集團之業務而言屬重大之合約或安排。

b) **董事於附屬公司之權益**

董事姓名	**附屬公司名稱**	**個人權益**	**公司權益**
何博士	信德文化廣場有限公司	—	普通股4股（或40%）
	Stabilo Limited	普通股560股（或11.2%）	—
蘇樹輝	Stabilo Limited	普通股72股（或1.44%）	—
禤永明	Stabilo Limited	普通股68股（或1.36%）	—
謝天賜	Stabilo Limited	普通股68股（或1.36%）	—
陳偉能	Stabilo Limited	普通股32股（或0.64%）	—

蘇樹輝博士、謝天賜先生、禤永明先生、何超瓊女士及何超鳳女士受本公司或其附屬公司委託持有附屬公司之若干代理人股份。

c) **董事於聯營公司之權益**

何博士持有南耀有限公司普通股1股（即10%權益）作為其個人權益。

1. 責任聲明

通函乃遵照上市規則而提供有關本集團之資料。董事對通函所載之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，並無遺漏任何其他事實，致使通函所載任何內容產生誤導。

2. 權益披露

於最後實際可行日期，董事在本公司或其相聯法團(按證券(披露權益)條例(「披露權益條例」之定義)股本中，擁有根據披露權益條例第28條須知會聯交所及本公司之權益(包括根據披露權益條例第31條或附表第一部彼等被視為或當作擁有之權益)，或根據披露權益條例第29條規定須載於該條例所述之登記冊內之權益，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益如下：

a)　**董事於本公司之權益**

	所持有之股份數目		
董事姓名	個人權益	家族權益	公司權益
何博士	240,517,502	6,144,725	36,285,523
羅保爵士	—	—	—
關超然	—	—	—
鄭博士	—	—	—
莫何婉穎	323,627	—	—
何超瓊	12,555,806	—	97,820,707
何超鳳	11,562,252	—	97,820,707
蘇樹輝	10,406,250	—	—
禤永明	62,500	—	—
謝天賜	2,325,000	—	—
陳偉能	10,031,250	—	—
何超蕸	—	—	23,066,918

估值證書

物業	概況及年期	佔用詳情	於二零零二年十一月十四日現況下之公開市值
澳門 氹仔 Baia De Nossa Senhora de Esperanca一幅土地之開發權	該幅土地位於澳門氹仔海旁，地盤面值約為99,000平方米(1,065,636平方呎)。 該項開發權為發展大型酒店大樓，附設停車場設施。於落成時，發展項目之建築面積約為200,000平方米(2,152,800平方呎)用作酒店用途，並提供面積約74,000平方米(796,536平方呎)之停車場。 該幅土地之批地文件尚未發出，但根據澳門現行慣例將於呈交發展計劃後編製。澳門地皮之批地年期假設為直至二零四九年十二月十九日為止之一般年期。	該物業現時為空置。	500,000,000港元

附註：

(1) 該項開發權之應得權利屬Shun Tak, Servicos Recreativos, S.A.所有。

(2) 該項開發權受最高土地溢價澳門幣113,000,000元所規限，該金額可以由Shun Tak, Servicos Recreativos, S.A.所承擔之基建成本所抵銷。

(3) 在估值時，本行已就全部最高土地溢價作出撥備。

本行在估值時並無考慮物業權益所附帶之任何抵押、按揭或債項，以及在出售成交時可能產生之任何開支或稅項。除另有說明外，本行假設一切物業權益概無附帶可影響其價值之繁重負擔、限制及支銷。

隨函附奉估值證書。

此致

香港
中環
干諾道中二百號
信德中心
西座39字樓
信德集團有限公司
列位董事 台照

代表
卓德測計師行有限公司
執行董事
陳超國
MSc FRICS FHKIS MCIArb RPS(GP)
謹啟

二零零二年十二月二日

附註：陳超國先生MSc, FRICS, FHKIS, MCIArb, RPS(GP)自一九八七年六月起成為卓德測計師行有限公司之合資格估值師，擁有約17年之香港物業估值經驗，並累積豐富之澳門物業估值經驗。

(c) 於任何較早假定交換合約之日之市況、價值水平及其他情況與估值日相同；

(d) 不考慮具有特殊興趣之準買家任何追加出價；及

(e) 交易雙方在知情、審慎及不受強迫之情況下行事。」

本行之估值假設業主於公開市場將物業權益出售而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以便抬高物業權益之價值。此外，本行之估值並無計及任何有關或影響出售該項物業權益之選擇權或優先購買權，亦假設並無任何形式之強制出售情況。

本行對物業權益進行估值時，假設該項物業權益之業主有可行使之業權，並擁有在整個將來批地期間之使用、佔用、出讓或轉讓該項物業權益之自由及持續之權利。

由於缺乏在市場上可資比較之銷售憑據，本行已按剩餘法對物業權益進行估值。剩餘法是對具有發展潛力之物業權益進行估值時所普遍採用之方法，透過從未來發展項目之估計發展價值，假設發展項目於估值日已完成，扣除開發成本，包括建築成本、專業費用、融資成本等費用及發展商之溢利後之價值。未來發展項目之詳情載於隨附之估值證書。發展價值之評估乃參考市場上之可資比較銷售交易及按照本行對現行市況之了解而作出評估。

本行曾獲得有關開發權轉讓協議之摘要。在估值時，本行在頗大程度上依賴指示方提供之資料，並接納提供予本行有關規劃批准或法定通告、地役權、年期、佔用詳情、發展建議、地盤及樓面面積及其他有關事項之意見。估值證書所載之尺寸、量度及面積乃根據提供予吾等之資料計算，故僅為約數。本行無理由懷疑從指示方獲得而對估值為重要之資料之真實性及準確性，本行據指示方所悉，獲得之資料並無遺漏重要事實。

本行曾視察所估值之物業之外部。吾等並無進行實地調查，以評定土地狀況及設施是否適合作任何未來發展。本行之估值乃假設該等方面為滿意，且在施工期間並無產生特殊支出或延誤。本行未能進行詳盡之實地量度，以核實該物業之地盤面積，而本行假設交予本行之文件所示面積為正確。

Chesterton PETTY
卓德

國際物業顧問

卓德測計師行有限公司
香港
中環
添美道1號
中信大廈16樓

敬啟者：

澳門氹仔BAIA DE NOSSA SENHORA DE ESPERANCA一幅土地之開發權

本行遵照 閣下之指示，就上述物業權益進行估值，本行確認曾視察物業，作出有關查詢，並蒐集及取得本行認為必要之其他資料，以便向 閣下呈述本行對該項物業權益於二零零二年十一月十四日之公開市值之意見。

本行之估值乃對公開市值之意見，所謂公開市值，本行定義為「物業權益於估值日在下列假定情況下以現金代價無條件完成出售可合理取得之最高價格：

(a) 有自願賣方；

(b) 於估值日前，有一段合理時間(視乎物業性質及市況)可適當地在市場推銷該項權益、協商價格及條款，以及完成銷售；

推薦建議

經考慮到上述主要因素及理，包括(i)如上文所述， 貴公司確認，將會盡力遵守一切有關法律；(ii)聯交所促請 貴公司留意上市規則第6.01條；及(iii)博彩業務須承受若干業務風險，吾等認為，船務合營協議及澳門地皮協議之條款就獨立股東之利益而言為公平合理，並符合 貴公司及其股東之利益。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成，將於股東特別大會上提呈有關船務合營協議及澳門地皮協議之決議案。

此致

香港
中環
干諾道中二百號
信德中心
西座三十九字頂樓
信德集團有限公司
獨立董事委員會 台照

代表
金英融資(香港)有限公司
董事 董事
覃漢宏 鍾建舜
謹啟

二零零二年十二月二日

澳門地皮協議代價之基準

如通函中「董事會函件」所述，澳門地皮合營企業之總代價(i)澳門幣200,000元(194,000港元)及(ii)100,000,000港元乃由　貴公司與澳門旅遊經公平基準之磋商後，並參考信德娛樂於二零零二年四月支付之澳門地皮收購價500,000,000港元而釐定。

此外，獨立物業估值師卓德測計師行有限公司已對信德娛樂擁有之唯一資產澳門地皮作出估值。澳門地皮之估值為500,000,000港元。

吾等注意到，代價澳門幣200,000元(194,000港元)相等於由Many Glory Limited將轉讓予澳門娛樂之信德娛樂股權之20%，而餘下代價100,000,000港元，相等於將轉讓予澳門旅遊，信德娛樂未償還股東貸款500,000,000港元之20%(按價值計)。

經考慮到上述，及信德娛樂除了擁有澳門地皮之開發權外，並無其他資產，以及除了於最後實際可行日期之股東貸款500,000,000港元外，並無重大負債，吾等認為，釐定澳門地皮合營企業之代價之基準為公平合理。

澳門地皮協議之財務影響

鑒於信德娛樂由註冊成立直至二零零一年十二月三十一日止期間出現微不足道之虧損澳門幣8,729元(8,475港元)，　貴公司認為，澳門地皮協議對信德娛樂及　貴集團之盈利並無重大不利影響。

於澳門地皮協議完成時，　貴集團將動用全部所得款項淨額作為額外營運資金。因此，董事認為，澳門地皮協議將可稍為改善　貴集團之流動資金狀況，而不會對貴集團之資本負債比率有不利影響。

船務合營企業及澳門地皮合營企業之條件

船務合營協議及澳門地皮合營協議之完成，須待若干條件於二零零三年一月十七日或之前達成，方可作實。倘該等條件不獲達成或豁免(如適用)，則船務合營協議及澳門地皮合營協議(視情況而定)將不會完成。該等條件包括(其中包括)股東(不包括根據上市規則不得在股東特別大會上投票之人士)於股東特別大會上批准有關船務合營協議及澳門地皮協議之決議案。其他條件之詳情載於第8及9頁「董事會函件」中「合營企業之條件」一段。

獨立股東亦應留意，博彩業務之營運須承受「董事會函件」中第11及12頁所述之若干業務風險。

澳門地皮合營企業

澳門地皮合營企業之背景

貴公司透過其間接全資附屬公司Many Glory Limited與澳門旅遊於二零零二年十一月十四日訂立澳門地皮協議，據此，Many Glory Limited同意向澳門旅遊轉讓信德娛樂股權之20%，而信德娛樂擁有澳門地皮之開發權。代價將包括由澳門旅遊向 貴公司支付現金：(i)澳門幣200,000元(194,000港元)，以支付於信德娛樂股權之20%，及(ii) 100,000,000港元，以支付由Many Glory Limited向澳門旅遊出讓，信德娛樂於最後實際可行日期欠Many Glory Limited之股東貸款合共500,000,000港元之20%(按價值計)。

信德娛樂為 貴公司之間接全資附屬公司，其唯一資產為澳門地皮之開發權。信德娛樂由二零零一年四月二十日(註冊成立日期)起至二零零一年十二月三十一日止期間出現虧損澳門幣8,729元(8,475港元)，而於二零零一年十二月三十一日之資產淨值則約為1,000,000港元。

訂立澳門地皮協議之原因

如通函中「董事會函件」所述， 貴公司對澳門之長遠發展充滿信心，並認為澳門經濟及旅遊業將繼續增長。澳門旅遊多年來一直在澳門從事消閒及旅遊業。 貴公司相信，透過與信德娛樂訂立共同控股安排以加強與澳門旅遊合作，將有助 貴集團以更有效方式，開拓可能在澳門出現之發展或拓展機會。

自一九九七年亞洲金融風暴後，澳門之經濟已於一九九九年底開始出現復甦跡象，於二零零零年及二零零一年之實質本地生產總值之增長分別約為4.6%及2.1%。旅遊業是當地經濟支柱，自一九九九年以來已錄得大幅及持續之增長。遊客數目由一九九九年之約7,400,000名增至二零零一年之10,300,000名，年複合增長率約為17.5%。截至二零零一年十二月三十一日止年度，澳門旅遊錄得純利約澳門幣1,838,000,000元(約1,784,000,000港元)，較上年度增長約28.0%。澳門旅遊於二零零一年十二月三十一日之股東資金約為澳門幣24,229,000,000元(約23,523,000,000港元)。因此，吾等認同貴公司對澳門經濟及旅遊業之樂觀看法，而 貴集團可從與澳門旅遊之緊密合作中獲益。

澳門旅遊之股息收入理論上增加。股息計算乃根據(i)原本由　貴公司原本於澳門旅遊持有之5%權益之相同派息率；及(ii)不計入於船務合營協議完成後，經澳門旅遊股份擴大後，澳門旅遊宣派股息之攤薄影響。另一方面，於船務合營協議完成時，如上文所述，　貴公司將實際額外持有澳門旅遊已發行股本之6.48%，根據澳門旅遊於截至二零零一年十二月三十一日止年度之財務資料，　貴公司理論上應佔之溢利將增加約116,000,000港元。因此，以盈利計算，來自投資於澳門旅遊之理論財務效益，由於對信德中旅之股權攤薄影響而較有利。

根據澳門旅遊於二零零二年七月十一日在澳門憲報刊發之董事會報告，澳門旅遊之董事會建議按以下方式宣派截至二零零一年十二月三十一日止年度股息(經扣除法定儲備金後)(i)將純利之15%分派予澳門旅遊優先股持有人；及(ii)將純利之20%分派予澳門旅遊優先股及普通股持有人。據董事所知，澳門旅遊優先股不得轉換為澳門旅遊普通股，但按上文所述，較普通股可優先派獲股息，及於澳門旅遊清盤時，較普通股可優先獲償還資本。獨立股東應注意，概不保證澳門旅遊於未來會向其股東按同一水平宣佈及派付股息，而上述股息不應被視為澳門旅遊之未來股息政策之指標。

貴公司透過新公司於澳門旅遊之權益，將不歸類為聯營公司或附屬公司，僅為一項投資。於船務合營協議完成時，倘　貴公司於澳門旅遊之權益將會歸類為一項投資，則澳門旅遊之盈利不會與　貴公司之財務報表作綜合賬目處理。因此，為　貴集團帶來之財務利益將只會在　貴集團之賬目以澳門旅遊宣派股息之方式反映。

貴公司之確認

如通函「董事會函件」所述，　貴公司將盡力(作為澳門旅遊之股東之身份)確保，當　貴公司於澳門旅遊仍持有直接或間接權益時，澳門旅遊及其附屬公司之博彩業務將符合於當地提供該等業務地區之適用法律，並將不違反香港賭博條例。

獨立股東應注意，聯交所促請　貴公司留意上市規則第6.01條之規定，該規則指，倘聯交所認為上市發行人或其業務不再適合上市，則可能(其中包括)暫停上市發行人證券之買賣或取消其上市地位。

船務合營協議之財務影響

於船務合營企業完成時， 貴公司於信德中旅應佔之權益，將由原本佔有信德中旅已發行股本之71%減少至42.6%，以交換於澳門旅遊已發行股本應佔約6.48%之權益(以澳門旅遊已發行股本之10.8%乘以 貴公司透過新公司之60%間接權益)。

資產淨值

於二零零一年十二月三十一日， 貴集團之資產淨值約為5,685,000,000港元。於船務合營企業完成時，董事確認，船務合營協議對 貴集團之資產淨值不會有重大不利影響。

吾等已分析過船務合營企業理論上對 貴集團之資產淨值之影響。根據信德中旅於二零零一年十二月三十一日之經審核資產淨值約1,360,000,000港元，於船務合營協議完成時， 貴集團應佔信德中旅之資產淨值將理論上被攤薄約386,000,000港元，這完全由於攤薄 貴集團於信德中旅之28.4%實際權益所致。

根據澳門旅遊於二零零一年十二月三十一日之股東資金約澳門幣24,229,000,000元(約23,523,000,000港元)計算，而倘 貴公司將於澳門旅遊之已發行股本額外持有6.48%實際權益，則 貴集團理論上應佔澳門旅遊之額外股東資金將約為1,524,000,000港元，比 貴公司於信德中旅之權益之攤薄影響為佳。然而，吾等強調，儘管由 貴集團透過新公司間接持有澳門旅遊之股東資金之理論資產淨值，較信德中旅之股權攤薄影響有重大溢價，因 貴公司於澳門旅遊之權益將歸類為投資，澳門旅遊之股東資金之資產淨值將不會與 貴公司之財務報表作綜合賬目處理。因此，股東應注意， 貴集團只會透過澳門旅遊之股息宣派，才可於 貴集團之財務報表申報之資產淨值上獲益。

盈利

截至二零零一年十二月三十一日止年度，信德中旅之除税前溢利約為116,000,000港元。截至二零零一年十二月三十一日止年度，澳門旅遊之純利約為澳門幣1,838,000,000元(約1,784,000,000港元)。

根據截至二零零一年十二月三十一日止年度之經審核綜合股東應佔溢利計算，及假設船務合營協議於二零零一年一月一日或之前完成，備考股東應佔溢利將由約276,000,000港元減至約259,000,000港元，減幅約為6.2%，乃由於以下兩者之淨影響：(i)攤薄信德中旅之28.4%實際權益；及(ii)由於在澳門旅遊額外6.48%之實際權益，來自

日起生效，據此，信德輪船及澳門旅遊已有條件同意分別認購新公司已發行股本之60%及40%。新公司將於船務合營協議完成時成為信德中旅集團之直接控股公司，並持有澳門旅遊約10.8%股權。

訂立船務合營協議之原因

如「董事會函件」所述，如一直以往所規定，澳門旅遊須就香港及澳門之間之船運服務作出大量承擔而簽訂相鄰水域船運專營權，作為正式獲得博彩專營權之條件。過去，澳門旅遊委託信德中旅之全資附屬公司遠東船務履行根據其船運專營權定下之船運責任，因此，澳門旅遊在過去一直能夠省卻直接成本，以及毋須根據其船運專營權履行經營船運服務之全部責任。

根據授予澳門旅遊佔有80%股權之間接非全資附屬公司澳門博彩股份有限公司之新博彩專營權，澳門旅遊毋須繼續提供船運服務。因此，澳門旅遊已申請將專營權轉讓予遠東船務（實際負責船運服務之經營商）。

過去，澳門旅遊亦不時提供輔助船運服務，以確保澳門旅遊完全履行其根據以往專營權之責任。澳門旅遊一直以來為信德中旅船運服務之最大單一客戶，董事認為，澳門旅遊在遠東船務之業務佔有權益，以確保澳門旅遊繼續提供援助，乃符合　貴公司之利益。吾等亦知悉，澳門旅遊於確保提供澳門及香港之間之優質船務服務中之利益，此對由澳門旅遊在澳門經營之消閒及旅遊業務有直接影響。

鑒於(a)澳門旅遊及遠東船務根據過往由於專營權協議而建立之關係；(b)確保澳門旅遊繼續提供支援；及(c)維持香港及澳門之間之船務服務對由澳門旅遊經營之消閒及旅遊業務之重要性，與澳門旅遊訂立關於信德中旅船務業務之船務合營企業，乃與董事之期望一致，與澳門旅遊成立之策略聯盟對澳門旅遊及信德中旅為互利互惠。

船務合營協議代價之基礎

如「董事會函件」所述，信德輪船及澳門旅遊支付之代價將包括：信德輪船須向新公司轉讓7,100股信德中旅股份，佔其已發行股本之71%，而澳門旅遊須向新公司轉讓9,204股澳門旅遊股份，佔其已發行股本約10.8%。經考慮過「董事會函件」中「成立合營企業之原因及利益」一段所述之成立合營企業之原因及利益，董事相信，船務合營企業之條款為公平合理，並符合　貴公司及其股東之利益。

因此，訂立船務合營協議及澳門地皮協議須獲得獨立股東批准。何博士、信德船務、鄭博士、莫何婉穎女士及何超瓊女士及／或彼等各自之聯繫人，將於股東特別大會上放棄投票。由獨立非執行董事羅保爵士及關超然先生組成之獨立董事委員會已成立，以就成立合營企業向獨立股東提供意見及推薦建議。

吾等意見之基礎

在制訂吾等之意見時，吾等在很大程度上依賴　貴公司及董事向吾等作出之資料、說明、意見及陳述，吾等並假設通函所載或提述或向吾等作出之所有資料、說明、意見及陳述，在作出時為真實、準確及完整，以及於本函件日期仍然真實、準確及完整。澳門旅遊為於澳門註冊成立之私人公司，於二零零二年七月十一日在澳門憲報公佈之澳門旅遊董事會報告所轉載之財務概要，是可供吾等依賴之唯一公開資料。吾等亦依賴獨立物業估值師卓德測計師行有限公司就澳門地皮之估值而提供之資料及陳述，其內容載於通函附錄一。吾等假設估值所用之基準及假設為公平合理，亦假設通函所載或提述之一切資料、陳述及意見，乃經審慎周詳之查詢後始行作出。吾等亦尋求並獲董事確認，吾等已接獲一切有關資料，且並無遺漏重要事實。據吾等所悉，並無任何事實或情況足以導致向吾等作出之資料及陳述為失實、不準確或有所誤導。

吾等認為已獲得，並審閱過目前提供予吾等有關建議成立合營企業之一切資料及文件，以達致知情意見，以及可合理依賴通函所載資料之準確性，作為吾等之意見之合理基礎。吾等無理由要懷疑通函提供之資料或表達之意見遺漏或隱瞞任何重要事實或資料，亦無理由要懷疑　貴公司、董事及卓德提交吾等之資料及事實之真實性及準確性，或彼等所表達之意見是否合理。然而，吾等並無對董事提交吾等之資料進行任何形式之獨立核實，亦無對　貴集團之業務或財務進行詳細之獨立調查。

經考慮之主要因素

於達致關於成立船務合營企業及澳門地皮合營企業之意見時，吾等曾考慮以下主要因素及理由:

船務合營企業

船務合營企業之背景

於二零零二年十一月二十日，　貴公司公佈，　貴公司之全資附屬公司信德輪船於二零零二年十一月十四日與澳門旅遊訂立船務合營協議，由二零零二年十月三十一

以下為獨立財務顧問金英融資之意見函件，載有其向獨立董事委員會提供有關船務合營企業及澳門地皮合營企業之意見，乃為收錄於本通函而編製。

KIM ENG
CAPITAL
金英融資(香港)有限公司
香港
中環
夏愨道12號
美國銀行中心1901室

敬啓者：

須予披露及關連交易

引言

吾等獲委任為獨立董事委員會就成立船務合營企業及澳門地皮合營企業之獨立財務顧問，其詳情載於通函，而本函件為通函之組成部分。除文義另有所指外，本函件所界定之詞語與通函所載者具有相同涵義。

澳門地皮協議及船務合營協議之總代價高於　貴公司於二零零二年六月三十日之最新公佈綜合有形資產淨值之15%，惟低於該有形資產淨值之50%。因此，根據上市規則，合營企業之成立構成須予披露交易。

此外，　貴公司現時持有澳門旅遊股權之5%。關連人士(即何博士及鄭博士)均擁有澳門旅遊之股權，並為澳門旅遊之董事。由於何博士及鄭博士各自佔有澳門旅遊之權益，根據上市規則，澳門旅遊被視為　貴公司之關連人士。因此，根據上市規則，　貴公司成立合營企業之舉構成　貴公司之關連及須予披露交易。

SHUN TAK
信德集團有限公司
(於香港註冊成立之有限公司)

敬啟者：

須予披露及關連交易

吾等茲提述本公司於二零零二年十二月二日刊發之通函，本函件為通函一部分。除文義另有所指外，本函件所用詞語與通函所界定者具有相同涵義。

吾等已獲委任為獨立董事委員會之成員，就船務合營協議及澳門地皮協議各自之條款是否公平合理，以及獨立股東在股東特別大會上應如何投票，向獨立股東提供建議。金英融資已獲委任為獨立財務顧問就合營企業之成立向獨立董事委員會提供建議。

吾等敬希 閣下垂注通函第5至13頁之董事會函件，及載於通函第15至22頁，金英融資致獨立董事委員會之函件，當中載有其給予吾等有關成立合營企業之意見。

經考慮過金英融資之意見，吾等認為船務合營協議及澳門地皮協議各自之條款為公平合理，並符合獨立股東之利益，以及本公司及股東整體之利益。因此，吾等建議獨立股東在將舉行之股東特別大會上投票贊成批准訂立船務合營協議及澳門地皮協議而將予提呈之普通決議案。

此致

列位獨立股東　台照

獨立董事委員會

獨立非執行董事	獨立非執行董事
羅保爵士	**關超然先生**

謹啟

二零零二年十二月二日

其推薦建議，載於本通函第14頁。經考慮到金英融資載於本通函第15至22頁之意見，獨立董事委員會認為，船務合營協議及澳門地皮協議各自之條款對獨立股東而言為公平合理，符合本公司及其股東之整體利益，並建議獨立股東在將舉行之股東特別大會上投票贊成批准訂立船務合營協議及澳門地皮協議而將予提呈之普通決議案。

其他資料

務請　閣下垂注本通函附錄一及附錄二及股東特別大會通告所載之其他資料。

此致

列位股東　台照

承董事會命
信德集團有限公司
公司秘書
蘇樹輝博士
謹啟

二零零二年十二月二日

經營博彩業務存在多項商業風險。其中，董事相信以下為與這方面有關之風險：

一般經濟氣候

博彩業務營業額及盈利能力視乎該等使用博彩設施之人士之財務狀況，而彼等之賭博意欲可受其財務狀況所影響，財務狀況則受整體經濟狀況及該等人士之財富水平，特別是可支配財富所影響。倘澳門旅遊集團客戶所在之國家經濟或金融狀況下調，可能會對澳門旅遊集團之博彩業務之營業額及盈利能力產生不利影響。

競爭

直至二零零二年三月三十一日為止，澳門旅遊為澳門博彩業之唯一專營權持有人。由二零零二年四月一日起，博彩市場經已開放，而目前共授出三個專營權，澳門博彩股份有限公司持有其中一個。其他專營權持有人之競爭可能會對澳門旅遊集團之博彩業務之營業額及盈利能力產生不利影響。

旅遊服務

澳門旅遊集團在澳門之博彩業務依賴旅客抵訪澳門之能力。相信澳門旅遊集團之大部分客戶會乘坐信德中旅之船舶到澳門旅遊。倘澳門之旅遊服務有任何重大中斷，則澳門旅遊集團之博彩業務之營業額及盈利能力或會受到不利影響。

法律之修改

澳門旅遊集團博彩業務之顧客來自亞洲多個禁止賭博之國家。倘該等國家之法律經修改而容許賭博，以致該等顧客或會選擇在其本國內賭博，而不會到訪澳門，則澳門旅遊集團之博彩業務之營業額及盈利能力或會因此受到不利影響。

股東特別大會

本公司將召開股東特別大會，動議股東作出授予必要之批准，以便(其中包括)訂立澳門地皮協議及船務合營協議。何博士、信德船務、鄭博士、莫何婉穎女士及何超瓊女士及／或彼等各自之聯繫人，將於股東特別大會上放棄投票。

推薦建議

獨立董事委員會已獲委任就成立合營企業向獨立股東提供建議。金英融資已獲委任為就此向獨立董事委員會提供建議之獨立財務顧問。獨立董事委員會致獨立股東之函件載有

本公司對澳門之長遠發展充滿信心，並認為澳門經濟及旅遊業將繼續增長。澳門旅遊多年來一直在澳門從事消閒及旅遊業，本公司相信，透過與信德娛樂訂立共同控股安排以加強與澳門旅遊合作，將有助信德娛樂以更為有效方式，開拓可能在澳門出現之發展或拓展機會。

須予披露及關連交易

本公司現時持有澳門旅遊股權之5%。各關連人士(即何博士及鄭博士)均擁有澳門旅遊之股權，並為澳門旅遊之董事。由於何博士及鄭博士各自佔有澳門旅遊之權益，根據上市規則，澳門旅遊被視為本公司之關連人士。

澳門地皮協議及船務合營協議總代價高於本公司於二零零二年六月三十日之最新公佈綜合有形資產淨值之15%，惟低於該有形資產淨值之50%。因此，根據上市規則，本公司成立合營企業構成須予披露交易，而本公司成立合營企業，根據上市規則，亦構成本公司之關連及須予披露交易。

有關本公司之資料

本公司為主要業務包括船運、酒店及消閒業務及物業發展等多項業務之控股公司。

有關新公司及信德中旅之資料

新公司將為於英屬處女群島註冊成立之私人公司。信德中旅為於英屬處女群島註冊成立之私人公司。新公司將以作為信德中旅及信德中旅集團之控股公司之方式經營，並將統籌其附屬公司及聯營公司之業務。信德中旅及信德中旅集團之業務包括擁有及經營珠江三角洲地區之客輪服務，包括來往香港及澳門之客輪服務。

有關澳門旅遊之資料

澳門旅遊(透過其附屬公司澳門博彩股份有限公司)主要從事之博彩業務為在澳門經營賭場。澳門旅遊(透過其附屬公司澳門博彩股份有限公司)在澳門從事之博彩業務，乃根據澳門政府根據澳門法律向澳門博彩股份有限公司授出之有關法例第16/2001條於二零零一年九月二十四日頒佈之娛樂場幸運博彩經營法律制度及其他規例(如有)發出之博彩專營權。董事確認，澳門博彩股份有限公司之博彩業務乃符合該等法律規定。

截至二零零一年十二月三十一日止兩個年度，澳門旅遊之純利分別約為澳門幣1,436,000,000元(約1,394,000,000港元)及約為澳門幣1,838,000,000元(約1,784,000,000港元)。作為澳門博彩專營權持有人，澳門旅遊毋須繳付利得稅。於二零零一年十二月三十一日，澳門旅遊之股東資金約為澳門幣24,229,000,000元(約23,523,000,000港元)。截至二零零一年十二月三十一日止兩個年度，本公司因其於澳門旅遊之5%股權而分別接獲約7,600,000港元及14,300,000港元。

截至二零零一年十二月三十一日止年度，信德娛樂出現虧損澳門幣8,729元(8,475港元)，而於二零零一年十二月三十一日之資產淨值則為澳門幣991,271元(962,399港元)。

成立合營企業之原因及利益

如一直以往所規定，澳門旅遊須就香港及澳門之間之船運服務作出重大承擔而簽訂相鄰水域船運專營權，作為正式獲得博彩專營權之條件。遠東船務一直以來是實際上之船運經營商，並履行澳門旅遊根據其專營權定下之責任。因此，澳門旅遊在過去一直能夠省卻直接成本，以及毋須根據船運專營權履行經營船運服務之全部責任。

根據授予其附屬公司澳門博彩股份有限公司之新博彩專營權，澳門旅遊毋須再履行繼續提供船運服務之條件。因此，澳門旅遊已申請將專營權轉讓予遠東船務(實際負責船運服務之經營商)，以釐清有關情況。

遠東船務全面履行專營權(轉讓後)之船運責任，仍然對澳門旅遊及澳門博彩股份有限公司所經營之業務成功與否起著關鍵作用。澳門博彩股份有限公司持有澳門政府批出之其中一個專營權，於澳門經營博彩業務。澳門旅遊特別重視船運服務(澳門與香港之間之基本運輸方式)之質素、準時到達及收費。澳門旅遊認為必須(而本公司認為符合其利益下)繼續佔有，於遠東船務根據專營權持續經營之業務中之權益。

信德輪船認為，儘管遠東船務實際上一直為船運之經營商，澳門旅遊亦不時提供輔助船運服務，以確保澳門旅遊完全履行其根據以往專營權之責任。信德輪船希望確保澳門旅遊繼續提供援助，作為澳門旅遊接納轉讓專營權之條件之一。此外，澳門旅遊一直以來為信德中旅船運服務之單一最大客戶，因此宜繼續維持有關情況。

因此，信德輪船與澳門旅遊在信德中旅之澳門及珠江三角洲地區之船運服務中，擁有共同之商業及策略利益，有關服務對推動澳門旅遊及其業務在澳門之成就，以及信德中旅船運服務之成就，起著關鍵作用。為確保澳門旅遊在信德中旅之業務中繼續維持重大權益、參與有關業務，以及維持其既得利益，以推動信德中旅業務向前邁進，信德輪船與澳門旅遊已同意訂立船務合營協議。該協議反映各自之權益及承擔，並為雙方之利益而優化船運服務。

(ii) 向香港或澳門有關政府機關或法定機構取得任何必須之同意、批准、授權或執照。

澳門地皮合營企業之成立須待股東(不包括根據上市規則不得在股東特別大會上投票之人士)於股東特別大會上批准有關澳門地皮協議之決議案，方可作實。

本公司計劃於二零零三年一月十七日或之前達成上述成立船務合營企業及澳門地皮合營企業之條件。倘該等條件未能達成或獲豁免，則有關船務合營協議及澳門地皮協議(視情況而定)將不會完成。

澳門地皮協議及船務合營協議並非互為條件。

合營企業之完成

船務合營企業將於船務合營協議之條件達成或獲豁免當日之下一個營業日，或視情況而定，由船務合營協議訂約方可能書面同意之其他日期完成。

澳門地皮合營企業將於澳門地皮協議之條件達成當日之下一個營業日，或由澳門地皮協議訂約方可能書面同意之其他日期完成。

本公司之確認

本公司將盡力(作為澳門旅遊之股東之身份)確保，當本公司於澳門旅遊仍有直接或間接權益時，澳門旅遊及其附屬公司之博彩業務將遵守於提供業務當地之適用法律及不會違反香港賭博條例。

聯交所促請本公司留意上市規則第6.01條，該規則指，倘聯交所認為上市發行人或其業務不再適合上市，則可能(其中包括)暫停上市發行人證券之買賣或取消其上市地位。

財務資料

截至二零零一年十二月三十一日止兩個年度，信德中旅之除稅前溢利分別約為58,000,000港元及116,000,000港元。於二零零一年十二月三十一日，信德中旅之經審核資產淨值約為1,360,000,000港元。

交易之詳情

信德娛樂為本公司之間接全資附屬公司，其唯一資產包括澳門地皮之開發權。根據澳門地皮協議，Many Glory Limited將向澳門旅遊轉讓20%之信德娛樂股份，代價將包括由澳門旅遊向本公司支付現金：(i)澳門幣200,000元(194,000港元)，以支付於信德娛樂之20%股份，及(ii)100,000,000港元，以支付由Many Glory Limited向澳門旅遊出讓， 信德娛樂於最後實際可行日期欠Many Glory Limited之股東貸款合共500,000,000港元之20%(按價值計)。

澳門地皮之詳情

澳門地皮為位於澳門氹仔一幅面積為99,000平方米之酒店及商業用地。信德娛樂目前持有澳門地皮之開發權，其向澳門土地公務運輸局呈交全部發展計劃後，土地公務運輸局將於信德娛樂呈交發展計劃後之三個月內向其發出本集團之批地文件，讓信德娛樂可以其名義登記澳門地皮之業權。澳門地皮批地年期將為普遍適用之直至二零四九年十二月十九日為止之年期。澳門地皮目前屬本集團之土地儲備，本集團並正為未來發展進行規劃。董事相信，澳門地皮之發展計劃於澳門地皮協議完成前將不會落實。

總代價及條款

總現金代價為(i)澳門幣200,000元(194,000港元)及(ii)100,000,000港元，將由澳門旅遊於澳門地皮協議完成時向Many Glory Limited支付。總代價乃根據信德娛樂於二零零二年四月就澳門地皮向一名獨立第三者(與本公司董事、行政總裁或主要股東或彼等各自之聯繫人概無關連)支付為數500,000,000港元之收購價，經訂約方公平磋商後釐定。董事相信，澳門地皮協議之條款為公平合理，並符合本公司及股東之利益。估值報告副本載於通函附錄一。

對本集團之收入報表及所得款項用途之影響

本公司將不會將有關出售其於信德娛樂之20%股權之任何重大收益或虧損入賬。本公司擬動用出售所得款項約100,200,000港元作為一般營運資金。

合營企業之條件

船務合營企業之完成須待(其中包括)以下條件達成或(就下文(ii)而言)獲豁免，方可作實：

(i) 股東(不包括根據上市規則不得在股東特別大會上投票之人士)於股東特別大會上批准有關船務合營協議之決議案；及

架構

緊接本公司成立船務合營企業之前及之後，本公司與信德中旅及澳門旅遊之股權架構如下：


於成立船務合營企業之前
本公司
100%
5%
信德輪船
澳門旅遊
71%
信德中旅
100%
遠東船務
於成立船務合營企業之後
本公司
100%
5%
信德輪船
澳門旅遊
60%
40%
10.8%
新公司
71%
信德中旅
100%
遠東船務

代價

訂約方根據船務合營協議將予支付之代價，將包括信德輪船向新公司轉讓信德中旅股份及澳門旅遊向新公司轉讓澳門旅遊股份。信德中旅股份佔信德中旅於最後實際可行日期已發行股本之71%。澳門旅遊股份佔澳門旅遊於最後實際可行日期已發行股本約10.8%。代價乃經考慮「成立合營企業之原因及利益」一節所述成立船務合營企業之原因及利益後釐定，董事相信船務合營協議之條款為公平合理，並符合本公司及其股東之利益。

澳門地皮合營企業

日期

二零零二年十一月十四日

訂約方

Many Glory Limited，為本公司之間接全資附屬公司
澳門旅遊

因此，根據上市規則，成立合營企業構成須予披露及關連交易。澳門地皮協議及船務合營協議將須待(其中包括)獨立股東於股東特別大會上批准，方可作實。

獨立董事委員會已成立，向獨立股東提供有關成立合營企業之建議。金英融資已獲委任為獨立財務顧問，就成立合營企業向獨立董事委員會提供建議。

本通函旨在向　閣下提供關於成立合營企業之其他資料(包括獨立董事委員會向獨立股東提供之意見及金英融資向獨立董事委員會提供關於成立合營企業之意見)，並向　閣下發出就將予提呈以批准成立合營企業之決議案而舉行之股東特別大會通告。

船務合營企業

日期

於二零零二年十月三十一日及由該日起生效(由本公司於二零零二年十一月十四日簽署)。

訂約方

信德輪船
澳門旅遊

交易之詳情

根據船務合營企業，信德輪船及澳門旅遊已有條件同意分別認購新公司已發行股本之60%及40%。新公司將於船務合營企業完成時成為信德中旅集團之直接控股公司，並持有澳門旅遊約10.8%股權。新公司將會是本公司持有60%之附屬公司，而信德中旅將仍是本公司之間接非全資附屬公司。

SHUN TAK
信德集團有限公司

(於香港註冊成立之有限公司)

董事：
何鴻燊博士(集團行政主席)
鄭裕彤博士
莫何婉穎女士
何超瓊女士(董事總經理)
何超鳳女士(副董事總經理)
蘇樹輝博士
㓐永明先生
謝天賜先生
陳偉能先生
何超蕸女士

獨立非執行董事：
羅保爵士
關超然先生

註冊辦事處：
香港中環
干諾道中二百號
信德中心
西座三十九字頂樓

敬啟者：

須予披露及關連交易

引言

本公司於二零零二年十一月二十日公佈，本集團已於二零零二年十一月十四日與澳門旅遊簽立澳門地皮協議及船務合營協議，以分別成立澳門地皮合營企業及船務合營企業。船務合營協議之生效日期為二零零二年十月三十一日。

澳門地皮協議及船務合營協議之總代價高於本公司於二零零二年六月三十日之最新公佈綜合有形資產淨值之15%，惟低於該有形資產淨值之50%。因此，根據上市規則，成立合營企業構成須予披露交易。

本公司現時持有澳門旅遊股權之5%。各關連人士(即何博士及鄭博士)均擁有澳門旅遊之股權，並為澳門旅遊之董事。由於何博士及鄭博士各自佔有澳門旅遊之權益，根據上市規則，澳門旅遊被視為本公司之關連人士。

「澳門旅遊股份」	指	由澳門旅遊目前以庫存方式持有之澳門旅遊股本中每股面值澳門幣1,000元之股份9,204股，佔澳門旅遊已發行股本約10.8%；
「信德輪船」	指	信德輪船有限公司，於香港註冊成立之私人公司，為本公司之全資附屬公司；
「聯交所」	指	香港聯合交易所有限公司；
「估值報告」	指	估值師於二零零二年十二月二日對澳門地皮作出之估值報告；
「估值師」或「卓德」	指	卓德測計師行有限公司，獨立物業估值師行；及
「%」	指	百分比

除非文義另有說明，否則澳門幣乃按澳門幣1.03元兑1.00港元之滙率換算為港元。

該等換算並不表示金額已按、可能按或可以按任何特定滙率或任何其他滙率換算。

「新公司股份」	指	新公司股本中每股面值1.00美元之股份；
「百德能」	指	百德能證券有限公司，根據香港法例第333章證券條例註冊之投資顧問，本公司就有關成立合營企業之財務顧問；
「股份」	指	本公司股本中每股面值0.25港元之普通股；
「股東」	指	本公司股東；
「船務合營企業」	指	如通函所述，信德輪船與澳門旅遊建議成立之新公司；
「船務合營協議」	指	信德輪船與澳門旅遊所訂立以成立船務合營企業之有條件協議；
「信德船務」	指	信德船務有限公司，於香港註冊成立之私人公司，並為本公司之主要股東；
「澳門博彩股份有限公司」	指	澳門博彩股份有限公司，於澳門註冊成立之私人公司，並為澳門旅遊佔80%股權之間接非全資附屬公司；
「信德娛樂」	指	信德娛樂服務股份有限公司，於澳門註冊成立之私人公司，並為本公司之全資附屬公司，擁有澳門地皮；
「信德娛樂股份」	指	Many Glory Limited現時持有之信德娛樂股本中每股面值澳門幣100.00元之股份10,000股；
「信德中旅」	指	信德中旅船務投資有限公司，於英屬處女群島註冊成立之私人公司，並為本公司佔71%股權之間接非全資附屬公司；
「信德中旅集團」	指	信德中旅及其附屬公司；
「信德中旅股份」	指	信德輪船現時持有之信德中旅股本中每股面值1.00美元之股份7,100股，佔其已發行股本之71%；
「澳門旅遊」	指	澳門旅遊娛樂有限公司，於澳門註冊成立之私人公司；

「獨立財務顧問」或「金英融資」	指	金英融資(香港)有限公司，根據香港法例第333章證券條例註冊之投資顧問，獨立董事委員會就有關成立合營企業之獨立財務顧問；
「獨立股東」	指	何博士、信德船務、鄭博士、莫何婉穎女士及何超瓊女士及／或彼等各自之聯繫人以外之股東；
「合營企業」	指	船務合營企業及澳門地皮合營企業之統稱；
「最後實際可行日期」	指	二零零二年十一月二十九日，即通函日期前為確定通函所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「澳門」	指	中華人民共和國澳門特別行政區；
「澳門地皮」	指	位於澳門氹仔面積為99,000平方米之酒店及商業用地；
「澳門地皮協議」	指	由澳門旅遊透過就向Many Glory Limited購買信德娛樂股份之20%並轉讓於最後實際可行日期尚未償還之股東貸款合共500,000,000港元之20%而成立澳門地皮合營企業之有條件協議；
「澳門地皮合營企業」	指	根據澳門地皮協議就澳門地皮成立之合營企業；
「Many Glory Limited」	指	於英屬處女群島註冊成立之公司，並為本公司之間接全資附屬公司；
「澳門幣」	指	澳門幣，澳門法定貨幣；
「莫何婉穎女士」	指	一名董事；
「何超瓊女士」	指	本公司之董事兼董事總經理；
「新公司」	指	將予成立為船務合營企業之公司；

在通函內，除文義另有所指外，下列詞語具以下涵義：

「該公佈」	指	本公司就成立合營企業於二零零二年十一月二十日作出之公佈；
「聯繫人」	指	具有上市規則所賦予之涵義；
「董事會」	指	本公司董事會；
「通函」	指	本公司於二零零二年十二月二日刊發予股東之通函；
「本公司」或「貴公司」	指	信德集團有限公司，於香港註冊成立之有限公司，並於聯交所上市；
「董事」	指	本公司董事；
「鄭博士」	指	鄭裕彤博士，一名董事；
「何博士」	指	何鴻燊博士，本公司董事及主要股東兼本集團之行政主席；
「股東特別大會」	指	將召開以考慮及酌情批准成立合營企業之股東特別大會；
「遠東船務」	指	遠東水翼船務有限公司，於香港註冊成立之公司，並為信德中旅之全資附屬公司；
「專營權」	指	於二零零二年三月十九日訂立並由澳門旅遊持有之澳門船運專營權；
「本集團」或「貴集團」	指	本公司及其附屬公司；
「港元」	指	香港之法定貨幣港元；
「香港」	指	中華人民共和國香港特別行政區；
「獨立董事委員會」	指	由獨立非執行董事羅保爵士及關超然先生組成就成立合營企業向獨立股東給予建議而成立之獨立董事委員會；

目　錄

頁次

此乃要件　請即處理

閣下如對通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他顧問。

閣下如已將名下之信德集團有限公司股份全部**售出或轉讓**，應立即將通函及隨附之代表委任表格送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

SHUN TAK

信德集團有限公司

（於香港註冊成立之有限公司）

須予披露及關連交易

財務顧問

百德能
證券

獨立財務顧問

KIM ENG
CAPITAL

金英融資（香港）有限公司

獨立董事委員會函件載於通函第14頁。金英融資之函件載有其向獨立董事委員會提供之意見，全文載於通函第15至22頁。

信德集團有限公司謹訂於二零零二年十二月十九日（星期四）下午三時正在香港中環干諾道中二百號信德中心西座三十九字頂樓會議室舉行股東特別大會，大會通告載於通函第33至34頁。無論　閣下能否出席股東特別大會，務請按照隨附之代表委任表格所印列之指示盡快將表格填妥及交回，惟無論如何最遲須於大會或其任何續會舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，仍可出席大會或其任何續會，並於會上投票。

二零零二年十二月二日

SHUN TAK

SHUN TAK HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

FINANCIAL ADVISER TO SHUN TAK HOLDINGS LIMITED

PLATINUM
Securities

DISCLOSEABLE AND CONNECTED TRANSACTIONS

The Directors are pleased to announce that:

1. One of the Company's subsidiaries, STF, entered into the Shipping Joint Venture Agreement with STDM as of and with effect from 31st October 2002 pursuant to which STF and STDM conditionally agreed to subscribe for 60% and 40% respectively of the issued share capital of Newco. The consideration payable by STF and STDM shall comprise, in the case of STF, the transfer to Newco of 7,100 shares in STCTS, representing 71% of its issued share capital, and, in the case of STDM, the transfer to Newco of 9,204 shares in STDM, representing approximately 10.8% of its issued share capital.
2. STCSG, a wholly owned subsidiary of the Company, owns the development rights of a 99,000 square metre hotel and commercial site in Taipa, Macau. The Company, through its indirect wholly-owned subsidiary, Many Glory Limited, entered into the Macau Land Agreement with STDM on 14th November 2002 pursuant to which the Company agreed to transfer 20% equity interest in STCSG to STDM. The consideration shall comprise cash payments by STDM to the Company of (i) MOP200,000 (HK$194,000) for the 20% equity interest in STCSG and (ii) HK$100 million for the assignment by the Company to STDM of 20% (by value) of the outstanding shareholders loan owed by STCSG to the Company totalling HK$500 million as at the Latest Practicable Date.

The Shipping Joint Venture and the Macau Land Joint Venture together constitute discloseable and connected transactions under the Listing Rules. Accordingly, establishment of the Joint Ventures are subject to the conditions set out in the section headed "Conditions of the Joint Ventures" of this announcement, which include the approval by the Independent Shareholders in the Extraordinary General Meeting. Dr. Ho, Shun Tak Shipping, Dr. Cheng, Mrs. Louise Mok, Ms. Pansy Ho and/or their respective associates, as defined under the Listing Rules, will abstain from voting at the Extraordinary General Meeting.

An Independent Board Committee will be formed to advise the Independent Shareholders in respect of the Joint Ventures. An independent financial adviser will be appointed to advise the Independent Board Committee as regards the Joint Ventures.

The Company will use its best and reasonable efforts (insofar as it is able in its capacity as a shareholder in STDM) to ensure that, for as long as the Company has a direct or indirect interest in STDM, the operation of the gaming activities of STDM and its subsidiaries will comply with all applicable laws in the areas where such activities are carried on and will not contravene the Gambling Ordinance of Hong Kong.

The Stock Exchange has drawn the attention of the Company to Rule 6.01 of the Listing Rules, which provides that it may suspend dealings in, or cancel the listing of a listed issuer's securities on the Stock Exchange, inter alia, if the Stock Exchange considers that the listed issuer or its business is no longer suitable for listing.

A circular containing, inter alia, further information on the Joint Ventures, notice of the Extraordinary General Meeting, the advice of the Independent Board Committee and the opinion letter from the independent financial adviser to the Independent Board Committee will be despatched to the Shareholders as soon as practicable.

THE SHIPPING JOINT VENTURE

Date

As of and with effect from 31st October 2002 (signed by the Company on 14th November 2002)

Parties

STF

STDM

Description of the transaction

Pursuant to the Shipping Joint Venture, STF and STDM have conditionally agreed to subscribe for 60% and 40%, respectively, of the issued share capital of Newco which will, upon completion of the Shipping Joint Venture, become the immediate holding company of the STCTS Group and hold approximately 10.8% equity interest in STDM. Newco will be a 60% owned subsidiary of the Company, and STCTS will continue to be an indirect non-wholly owned subsidiary of the Company.

Structure

The following is the structure of the Company in relation to its equity interests in STCTS and STDM immediately before and after the Shipping Joint Venture:

Before the Shipping Joint Venture | **After the Shipping Joint Venture**


Company
100%
5%
STF
STDM
71%
STCTS
100%
FEHC
Company
100%
5%
STF
STDM
60%
40%
10.8%
Newco
71%
STCTS
100%
FEHC

Consideration

The consideration to be contributed by the parties under the Shipping Joint Venture will comprise the transfer by STF to Newco of the STCTS Shares and the transfer by STDM to Newco of the STDM Shares. The STCTS Shares represent approximately 71% of the issued capital of STCTS as at the Latest Practicable Date. The STDM Shares represent approximately 10.8% of the issued share capital of STDM as at the Latest Practicable Date. The consideration is arrived at after considering the reasons and benefits of entering into the Joint Ventures as stated in the following section and the Directors believe that the terms of the Shipping Joint Venture are fair and reasonable and in the interests of the Company and the Shareholders.

THE MACAU LAND JOINT VENTURE

Date

14th November 2002

Parties

Many Glory Limited, an indirect wholly-owned subsidiary of the Company STDM

Description of the transaction

STCSG is an indirect wholly-owned subsidiary of the Company whose sole asset comprises the development rights of the Macau Land. Under the Macau Land Agreement, the Company will transfer 20% of the STCSG Shares to STDM, the consideration for which shall comprise payment in cash to the Company by STDM of (i) MOP200,000 (HK$194,000) for the 20% of the STCSG Shares and (ii) HK$100 million for the assignment by the Company to STDM of 20% (by value) of the outstanding shareholders loan owed by STCSG to the Company totalling HK$500 million as at the Latest Practicable Date.

Description of the Macau Land

The Macau Land comprises a 99,000 square metre hotel and commercial site located in Taipa, Macau.

Total consideration and the terms

The total cash consideration of (i) MOP200,000 (HK$194,000) and (ii) HK$100 million will be payable by STDM to the Company upon completion of the Macau Land Agreement. The total consideration is arrived at after arm's length negotiation among the parties based on the acquisition price of HK$500 million paid by STCSG for the Macau Land in April 2002 to an independent third party not connected with a director, chief executive or substantial shareholder of the Company or their respective associates. The Directors believe that the terms of the Macau Land Joint Venture are fair and reasonable and in the interests of the Company and the Shareholders.

CONDITIONS OF THE JOINT VENTURES

Completion of the establishment of the Shipping Joint Venture is conditional upon, inter alia, the following conditions being fulfilled or, in the case of (ii) below, waived:

(i) the Shareholders, other than those who are prohibited from voting at the Extraordinary General Meeting by the Listing Rules, approving the resolution in respect of the Shipping Joint Venture Agreement at the Extraordinary General Meeting; and

(ii) the obtaining of any requisite consent, approval, authority or licence from any relevant governmental or official body in either Hong Kong or Macau.

Completion of the establishment of the Macau Land Joint Venture is conditional upon the Shareholders, other than those who are prohibited from voting at the Extraordinary General Meeting by the Listing Rules, approving the resolution in respect of the Macau Land Agreement at the Extraordinary General Meeting.

It is intended by the Company that the conditions stated above for the establishment of the Shipping Joint Venture and the Macau Land Joint Venture will be fulfilled on or before 17th January 2003. If the conditions are not met or waived, the Shipping Joint Venture Agreement and the Macau Land Agreement, as the case may be, will not proceed to completion.

The Macau Land Agreement and the Shipping Joint Venture Agreement are not inter-conditional.

COMPLETION OF THE JOINT VENTURES

Completion of the Shipping Joint Venture is to take place on the first business day following the date on which the conditions of the Shipping Joint Venture Agreement have been fulfilled or waived, as the case may be, or such other date as may be agreed in writing between the parties to the Shipping Joint Venture Agreement.

Completion of the Macau Land Joint Venture is to take place on the first business day following the date on which the condition of the Macau Land Agreement has been fulfilled or such other date as may be agreed in writing between the parties to the Macau Land Agreement.

COMPANY'S CONFIRMATION

The Company will use its best and reasonable efforts (insofar as it is able in its capacity as a shareholder in STDM) to ensure that, for as long as the Company has a direct or indirect interest in STDM, the operation of the gaming activities of STDM and its subsidiaries will comply with all applicable laws in the areas where such activities are carried on and will not contravene the Gambling Ordinance of Hong Kong.

The Stock Exchange has drawn the attention of the Company to Rule 6.01 of the Listing Rules, which provides that it may suspend dealings in, or cancel the listing of a listed issuer's securities on the Stock Exchange, inter alia, if the Stock Exchange considers that the listed issuer or its business is no longer suitable for listing.

FINANCIAL INFORMATION

For the two years ended 31st December 2001, the profit before taxation of STCTS was approximately HK$58 million, and HK$116 million, respectively. The audited net assets of STCTS as at 31st December 2001 was approximately HK$1,360 million.

The net profit of STDM for the two years ended 31st December 2001 was approximately MOP1,436 million (approximately HK$1,394 million) and approximately MOP1,838 million (approximately HK$1,784 million), respectively. As the holder of the gaming franchise in Macau, STDM has not been subject to profits tax. As at 31st December 2001, the shareholders' funds of STDM was approximately MOP24,229 million (approximately HK$23,523 million).

For the year ended 31st December 2001, STCSG incurred a loss of MOP8,729 (HK$8,747) and had net assets of MOP991,271 (HK$962,399) as at 31st December 2001.

REASONS FOR AND BENEFITS OF ENTERING INTO THE JOINT VENTURES

STDM has previously been required, as a condition of its formal gaming franchise, to enter into a co-terminous shipping franchise with substantial commitments for shipping services between Hong Kong and Macau. FEHC has historically been the de facto shipping operator and fulfilled STDM's responsibilities under its franchise. As a result, STDM has in the past been able to avoid the direct costs and full responsibility of operating the shipping services under its shipping franchises.

Under the new gaming franchise granted to its subsidiary Sociedade de Jogos de Macau, S.A. ("SJM"), it is no longer a condition that STDM continues to provide shipping services. Therefore, to regularise the situation, STDM has applied for the transfer of the Franchise to FEHC, the de facto operator.

Full compliance with the shipping obligations by FEHC under the Franchise, as transferred, continues to be vital to the success of the activities operated by STDM and SJM, an indirect non-wholly owned (80% equity interest) subsidiary of STDM holding one of the franchises granted by the Government of Macau to operate the gaming activities in Macau. The maintenance of the quality, regularity and tariffs of the shipping services, which constitute the fundamental means of transportation between Macau and Hong Kong, is therefore of crucial concern to STDM. STDM considers that it is necessary, and the Company considers that it is in its interest, to maintain an interest in the continuing operations by FEHC under the Franchise.

From the view point of STF, although FEHC has been the de facto shipping operator, STDM has also contributed to ancillary shipping services from time to time in order to ensure the fullest compliance by STDM of its obligations under previous franchises. As a condition to accepting the transfer by STDM of the Franchise, STF wishes to ensure continuing support by STDM. In addition, STDM has historically been the single largest customer of the STCTS shipping operations and it is desirable for this to continue.

STF and STDM accordingly have common commercial and strategic interests in STCTS's shipping operations both in respect of Macau and within the Pearl River Delta which are vital to promoting the success of STDM and its activities in Macau and the success of STCTS's shipping operations. In order to ensure that STDM maintains a substantial interest, participation, and a vested interest in the success of STCTS operations going forward, STF and STDM have agreed to enter into the Shipping Joint Venture which reflects their respective interests and commitments and optimises the shipping operations for their mutual benefit.

The Company is confident of the long-term prospects of Macau and believes that the Macau economy and the tourism industry will continue to grow. STDM has been operating in the leisure and tourism sector in Macau for many years and the Company believes that co-operating more closely with STDM through a joint shareholding arrangement in STCSG will allow STCSG to exploit more effectively any development or expansion opportunities that may arise in Macau.

DISCLOSEABLE AND CONNECTED TRANSACTIONS

The Company currently holds a 5% shareholding in STDM. The connected persons, being Dr. Ho and Dr. Cheng, have equity interests in, as well as being directors of, STDM. By virtue of the interests of Dr. Ho and Dr. Cheng in STDM, STDM is regarded as a connected person of the Company for the purpose of the Listing Rules.

The aggregate consideration under the Macau Land Agreement and the Shipping Joint Venture Agreement amounts to more than 15% but less than 50% of the latest published consolidated net tangible assets of the Company as at 30th June 2002 and hence the entering into of the Joint Ventures constitute discloseable transactions under the Listing Rules. Accordingly, the entering into the Joint Ventures by the Company constitutes connected and discloseable transactions of the Company under the Listing Rules.

INFORMATION ON THE COMPANY

The Company is the holding company of a number of business activities principally consisting of shipping, hospitality and property development.

INFORMATION ON NEWCO AND STCTS

Newco will be a private company incorporated in the British Virgin Islands. STCTS is a private company incorporated in the British Virgin Islands. Newco will operate as the holding company of STCTS and the STCTS Group and will co-ordinate the activities of its subsidiaries and associated companies. The business of STCTS and the STCTS Group comprises the ownership and operation of a ferry service business within the Pearl River Delta including, in particular, between Hong Kong and Macau.

INFORMATION ON STDM

The principal gaming activities carried on by STDM (through its subsidiary SJM) are the operation of casinos in Macau. The gaming activities of STDM (through its subsidiary SJM) in Macau are carried on under the gaming franchise pursuant to the Gaming Industry Regulatory Framework promulgated by Law No. 16/2001 of 24th September 2001 and related regulations, if any, granted by the Macau Government to SJM in accordance with the laws of Macau. The Directors believe that the gaming operations of SJM are carried on in compliance with these laws.

The operation of gaming business is subject to a number of business risks. In particular, the Directors believe that the following risks are applicable:

General Economic Climate

The turnover and profitability of the gaming business depends on the financial circumstances of those persons who make use of the gaming facilities and their appetite for gaming may be affected by their financial circumstances, which may in turn be affected by general economic conditions and the level of wealth, and particularly disposable wealth, of such persons. The turnover and profitability of the gaming operation of the STDM group may be adversely affected by economic or financial downturn in the countries from which the customers of the STDM group are drawn.

Competition

Until 31st March 2002, STDM was the sole franchise-holder in respect of gaming in Macau. From 1st April 2002, the gaming market has been liberalised and there are now three franchises, of which one is held by SJM (which is an 80% subsidiary of STDM). The turnover and profitability of the STDM group's gaming operations may be adversely affected by competition for other franchise-holders.

TRAVEL SERVICES

The STDM group's operation of gaming in Macau is dependent on the ability of customers to travel to Macau. It is believed that many of the customers of the STDM group travel to Macau on the STCTS's vessels. In the event that there were to be a material disruption of travel services to Macau, it is likely that the turnover and profitability of the STDM group's gaming operations would be adversely affected.

Changes to law

A number of countries in Asia from which customers of the STDM group's gaming operations are drawn, prohibit gaming in their countries. In the event that the laws were to be changed in such countries so as to permit gaming, such persons may choose to game in their own country rather than travelling to Macau and accordingly the turnover and profitability of the STDM group's gaming operations would be adversely affected.

EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting will be convened to seek the approvals necessary for, inter alia, the entering into of the Macau Land Agreement and the Shipping Joint Venture Agreement. Dr. Ho, Shun Tak Shipping, Dr. Cheng, Mrs. Louise Mok and Ms. Pansy Ho and/or their respective associates, as defined under the Listing Rules, will abstain from voting at the Extraordinary General Meeting.

GENERAL

An Independent Board Committee will be formed to advise the Independent Shareholders in respect of the Joint Ventures. An independent financial adviser will be appointed to advise the Independent Board Committee thereon.

A circular containing, inter alia, further information on the Joint Ventures, a notice of the Extraordinary General Meeting, the advice of the Independent Board Committee and the opinion letter from the independent financial adviser to the Independent Board Committee will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

"Company"	Shun Tak Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on the Stock Exchange;
"Director(s)"	director(s) of the Company;
"Dr. Cheng"	Dr. Cheng Yu Tung, a Director;
"Dr. Ho"	Dr. Stanley Ho, a Director, a substantial shareholder of the Company and the Executive Chairman of the Group;
"Extraordinary General Meeting"	an extraordinary general meeting of Shareholders to be convened to consider and, if thought fit, approve the Joint Ventures;
"Group"	the Company and its subsidiaries;
"FEHC"	Far East Hydrofoil Co., Ltd., a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of STCTS;
"Franchise"	the Macau shipping franchise dated 19th March 2002 and held by STDM;
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region, the People's Republic of China;
"Independent Board Committee"	the independent committee of the Board to be formed to advise the Independent Shareholders in respect of the Joint Ventures;
"Independent Shareholders"	Shareholders other than Dr. Ho, Shun Tak Shipping, Dr. Cheng, Mrs. Lousie Mok and Ms. Pansy Ho and/or their respective associates as defined in the Listing Rules;
"Joint Ventures"	the Shipping Joint Venture and the Macau Land Joint Venture collectively;
"Latest Practicable Date"	20th November 2002, being the latest practicable date before the date of this announcement for ascertaining certain information in this announcement;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Macau"	The Macau Special Administrative Region of the People's Republic of China;
"Macau Land"	a 99,000 square metre hotel and commercial site in Taipa, Macau;
"Macau Land Joint Venture"	The joint venture in respect of the Macau Land pursuant to the Macau Land Agreement;
"Macau Land Agreement"	the conditional agreement for the establishment of the Macau Land Joint Venture by the purchase by STDM from the Company of 20% of the STCSG Shares and the assignment of 20% of the total outstanding shareholder loan of HK$500 million as at the Latest Practicable Date;
"Many Glory Limited"	a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company;
"MOP"	Macau Pataca, the lawful currency of Macau;
"Mrs. Louise Mok"	a Director;
"Ms. Pansy Ho"	a Director and the Managing Director of the Company;
"Newco"	the company to be established as the Shipping Joint Venture company;
"Newco Shares"	share(s) of US$1.00 each in the share capital of Newco;
"Shareholders"	shareholders of the Company;
"Shipping Joint Venture Agreement"	the conditional agreement for the establishment of the Shipping Joint Venture between STF and STDM;
"Shipping Joint Venture"	the proposed establishment of Newco by STF and STDM as described in the announcement;
"Shun Tak Shipping"	Shun Tak Shipping Company, Limited, a private incorporated company in Hong Kong and a substantial shareholder of the Company;
"STDM"	Sociedade de Turismo e Diversões de Macau, S.A.R.L., a private company incorporated in Macau;
"STDM Shares"	9,204 shares of MOP1,000 each in the share capital of STDM presently held by STDM in treasury, representing approximately 10.8% of the issued share capital in STDM;
"STCSG"	Shun Tak Creative Services Group Limited, a private company incorporated in Macau and a wholly-owned subsidiary of the Company, which owns the Macau Land;
"STCSG Shares"	10,000 shares of MOP100.00 each in the share capital of STCSG presently held by the Company;
"STCTS"	Shun Tak-China Travel Shipping Investments Ltd., a private company incorporated in the British Virgin Islands and an indirect non-wholly owned subsidiary of, a 71% of its issued share capital is being held by, the Company;
"STCTS Group"	STCTS and its subsidiaries;
"STCTS Shares"	7,100 shares of US$1.00 each in the share capital of STCTS presently held by STF, representing 71% of its issued share capital;
"STF"	Shun Tak Ferries Ltd., a private company incorporated in Hong Kong and a wholly- owned subsidiary of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

Unless otherwise specified, the conversion of Macau Pataca into Hong Kong dollars is based on the exchange rate of MOP1.03 = HK$1.00.

By order of the board of Directors
Shun Tak Holdings Limited
Dr. Ambrose So
Company Secretary

Hong Kong, 20th November 2002